Origin energy

RECEIVED

2007 JUN 29 A 8:-1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 June 2007

07024801

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

SUPPL

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 4 May 2007 to 18 June 2007. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	12 June 2007
From	Bill Hundy	Pages	8
Subject	**ORIGIN ENERGY COMMITS TO MAJOR POWER STATION AND GAS FIELD DEVELOPMENT IN QUEENSLAND**		

Please find attached an announcement regarding the decision to proceed with the construction of a 630MW gas-fired power station near Braemar in the Darling Downs region of Queensland.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX/Media Release

12 June 2007

Origin Energy Commits to Major Power Station and Gas Field Development in Queensland

Origin Energy today announced its decision to proceed with the construction of a 630MW gas-fired power station near Braemar in the Darling Downs region of Queensland.

The Darling Downs Power Station will be the biggest combined cycle power station in Australia, producing enough power to supply the equivalent of 400,000 Queensland homes.

Origin today completed the contract documents worth $780 million with selected contractors GE and CH2M Hill to construct the power station.

GE will supply three Frame 9E gas turbines with a capacity of 120MW each, three boilers and a steam turbine of 270MW capacity. CH2M Hill will undertake engineering and construction activities and supply of the balance of the plant. All regulatory approvals are in place.

The power station project will directly employ an average of 300 people during the construction phase and up to 25 people once fully operational.

Construction is expected to begin in August 2007, with commissioning to occur in the fourth quarter of 2009 and ramping up to full commercial operation in the first quarter of 2010.

When fully operational the power station will consume up to 44PJ of gas per year.

The gas will be sourced from Origin's extensive coal seam gas reserves at Spring Gully and the Walloons. The development of these fields, associated pipeline infrastructure and other project costs will be about $500 million.

This stage of the development will directly employ an average of 140 people during the construction phase and up to 30 people once fully operational.

Origin's Managing Director Grant King said this development will result in one of the most competitive power stations in the National Electricity Market because of:

- Origin's direct ownership of coal seam gas reserves that will fuel the power station;
- A competitive site location, which was purchased as part of the Sun Retail acquisition; and,
- A low life cycle cost for the power station, which includes construction and long-term maintenance costs.

"This power station complements our peaking power stations at Roma (80MW) and Mt Stuart (288MW) and off-take rights from the Braemar peaking power station

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

(450MW), creating a diverse and competitive generation portfolio that supports our existing electricity retail business in Queensland," he said.

"The combined investment of $500 million to complete the Spring Gully development, start the coal seam gas development in the Walloon and construct the connecting infrastructure will see these field's long term production optimised.

Mr King added: "We are proud that Origin's business strategy as a fuel integrated, generator and retailer is helping deliver a sustainable energy future for Queensland.

"The power station will be able to operate from intermediate to full base load capacity, and it will emit about half the greenhouse gas emissions that a coal-fired power station using current technology would create. This will save 2.5 million tonnes of greenhouse gases a year - the equivalent of taking 600,000 cars a year off the road.

"Because it is an air cooled power station, it will use less than 3 per cent of the water a conventional water cooled coal-fired power station would use, or about 200 ML versus 8000 ML a year."

"In making this commitment to proceed, Origin appreciates the support given by the local councils and State Government in securing all of the necessary regulatory approvals in a timely manner," he said.

Furthermore, Premier Peter Beattie's Climate Smart 2050 Policy announced last week has provided a stable, long term framework for investment in this project and the future development of the gas industry in Queensland.

The project will be financed over the two to three year construction period from a combination of cash flow generated from Origin's existing businesses and existing and new financing facilities.

For further information, please contact:

For Media - Origin Energy

Tony Wood
Executive General Manager, Corporate Communications
Ph: 02 8345 5301
Mobile: 0419 642 098

For Investors - Origin Energy

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

Origin energy

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 3 million Australian homes and businesses and employs over 3,380 people.

Origin in Queensland at a glance:

- *Has invested over $2,000 million in oil and gas production, exploration and power generation and energy retailing since 2000*
- *Employs around 800 Queenslanders in its oil and gas, retail and LPG businesses*
- *National head office for the exploration, oil and gas production, Sun retail and LPG business*
- *Owns and operates the Spring Gully Gas Plant in Central Queensland where by September 2007 it will have invested over $360 million*
- *Is the leading producer of coal seam gas in Queensland supplying over 30% of Queensland's natural gas needs and has an active exploration program drilling to secure additional reserves*
- *Owns and operates the Roma and Mt Stuart Power Stations and has a 50% interest in the Bulwer Island Power Station*
- *Retails natural gas, LPG and electricity to over 1 million customers in Queensland*

082-34934

Origin energy

FACT SHEET - POWER STATION & GAS FIELD DEVELOPMENT

Darling Downs Power Station

- This will be one of the lowest cost power stations in the National Electricity Market.
- Origin purchased the site as part of the Sun Retail acquisition. It is ideally located near major transmission lines and the interconnector, serving Queensland and NSW.
- The power station has a low life cycle cost, which includes construction and long-term maintenance costs.
- 630MW combined cycle power station with three Frame 9E gas turbines with a capacity of 120MW each, three boilers and a steam turbine of 270 MW capacity.
- Construction contract worth $780 million.
- Will operate between baseload to intermediate power station depending on power market requirements.
- It will be an air-cooled power station, using three per cent of the water a conventional water cooled coal-fired power station would use, or about 200ML versus 8000ML a year.
- It will emit about half the greenhouse gas emissions that a coal-fired power station using current technology would create. This will save 2.5 million tonnes of greenhouse gases a year -- the equivalent of taking 600,000 cars a year off the road.

Gas Field Development

- The gas requirements will underwrite phase 5 of the Spring Gully development. This will be sufficient to take Spring Gully to its optimum production rate of 150 TJ/day.
- The Spring Gully development will include an additional 60 wells, the expansion of the soon to be commissioned Strathblane gas plant, an additional gas processing plant to the south of Spring Gully, water treatment plant and all associated roads and infrastructure.
- To meet the power station load of up to 44 PJ/annum, the Spring Gully development will be supplemented by the development of our Walloon coal seam gas fields.
- A gas pipeline connecting Wallumbilla to the Darling Downs Power Station will be built.
- There will be a combined investment of about $500 million to complete the Spring Gully development, start the coal seam gas development in the Walloons and construct the connecting infrastructure.

DARLING DOWNS POWER STATION PROJECT

Map shows Origin Energy's coal seam gas tenements including the Spring Gully field, the proposed Walloon coal seam gas development, natural gas pipeline and Darling Downs power station.



Queensland
Rockhampton
Coral
Sea
0
80
Kilometres
Emerald
Gladstone
LEGEND
Origin permit
Origin CSG permit
Existing gas pipeline
Proposed gas pipeline
Bundaberg
Maryborough
Spring Gully
Walloon coal seam gas fields
To Moomba
Roma
Wallumbilla
Talinga
Darling Downs Power Station
Proposed Pipeline
Dalby
Brisbane
Toowoomba
To Jackson
NSW

Origin energy

082-34934

FACT SHEET - ABOUT ORIGIN ENERGY

- Origin Energy is a major integrated, Australasian energy company involved in gas and oil exploration and production, power generation and energy retailing.

- Origin Energy's strengths come from integration across the competitive segments of the energy supply chain. Our portfolio of assets provides flexibility and market knowledge to assist project development and acquisition in an ever-changing energy industry. This strategy helps the company better manage risk through natural hedges and enhances the range of growth opportunities.

- Since listing on the Australian Stock Exchange in 2000, Origin Energy has delivered a total shareholder return of 37.5% per annum on a compound basis, and has significantly outperformed the ASX100 index.

- In the 2006 financial year, Origin Energy's revenue was up 21% to $5,950 million and net profit after tax increased 10% to $332 million.

- Origin Energy has more than 3,400 employees on 250-plus sites across Australia, New Zealand and the Pacific. We have more than 105,000 shareholders.

Gas and Oil Exploration and Production

- Origin Energy produces gas and oil from proved and probable reserves of 2,436 petajoules equivalent that are strategically located close to major Australian and New Zealand energy markets.

- We operate the largest number of onshore oil and gas production facilities, and are participating in major offshore developments in Australia and New Zealand.

- We are also Australia's leading developer of coal-seam gas, which is an abundant source of gas for eastern Australian markets. We have invested more than $500 million in coal-seam gas developments to date and carry around 1,400 petajoules of coal seam gas reserves.

Retail

- Origin Energy has more than 3.6 million customers in Australia, New Zealand and the Pacific including those supplied by Contact Energy in New Zealand.

- Our diverse product and service offerings include electricity, natural gas, LPG and a variety of energy-related products and services.

- Origin Energy is Australia's leading provider of green energy, supplying more customers than any other retailer in Australia. We are also Australia's largest installer of grid-connected solar systems.

- In November 2006, Origin Energy purchased Sun Retail in Queensland, including 800,000 electricity customers and over 50,000 LPG customers. Formerly part of the Energex Group, Sun Retail was a Queensland Government owned company, primarily serving customers in the high growth, high usage south-east Queensland corridor.

- Sun Retail's annual sales total around 16 Terawatt hours (TWh) of electricity and 31,000 tonnes of LPG, producing annual revenue of around $1.0 billion.

- Origin Energy has a 51.4 percent controlling interest in Contact Energy of New Zealand which supplies electricity, natural gas and LPG to more than 600,000 customers.

<u>Electricity Generation</u>

- In Australia, Origin Energy generates most of its electricity in gas-fired power stations. We operate four power stations and have interests in a portfolio of cogeneration plants that supply electricity and steam under long-term contracts.

- Origin Energy has recently announced the expansion of the Quarantine peaking power station in South Australia adding 120 MW to the existing 96 MW plant at a cost of $80 million.

- Origin Energy has permitted sites for the development of more than 2,500 MW of power projects in Queensland and Victoria including Darling Downs (over 500 MW), Spring Gully (1,000 MW) and Mortlake in Victoria (around 1,000 MW).

- Origin Energy holds a 51.4 percent controlling interest in Contact Energy, which is responsible for generating almost 30 percent of New Zealand's electricity, through its interests in installed generation capacity of more than 2,000 MW.

- Contact Energy owns and operates 10 power stations in New Zealand, generating electricity using hydro, geothermal and gas energy sources. In March 2007 Contact Energy announced its "40 percent challenge" to cut electricity emissions from New Zealand's electricity system within seven years.

082-34934

Origin energy

RECEIVED

2007 JUN 29 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 June 2007
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3X NOTICE**		

Please find attached Appendix 3X - Initial Director's Interest Notice for:

- G Cairns

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ORIGIN ENERGY LIMITED**
ABN	**30 000 051 696**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Cairns
Date of appointment	1 June 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Cairns Superannuation Fund	2,500 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	8 June 2007
From	Bill Hundy	Pages	3
Subject	**DRAKEA 1 EXPLORATION WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an update on the Drakea 1 Exploration Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

ASX Release

8 June 2007

Drakea 1 Exploration Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Drakea 1 exploration well and sidetrack (designated as 'Drakea 2') operated by ARC Energy Ltd.

Drakea 2 (Drakea 1 sidetrack)

Well type: Exploration (onshore)

Location: Perth Basin, Western Australia (L1)

The Drakea 1 and Drakea 2 surface location is approximately 19 kilometres south-southeast of the township of Dongara.

Latitude: 29° 24' 17.79" S
Longitude: 115° 03' 40.47" E

Interests:

Origin Energy Developments Pty Ltd*	50.0%
ARC Energy Ltd (Operator)	50.0%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: High Cliff Sandstone (Permian)
Proposed total depth: 2,850 metres measured depth

Drakea 1 is interpreted to have intersected an oil column approximately 3 to 5 metres thick in the upper part of the High Cliff Sandstone, which is approximately 35 metres thick in the well. Drakea 1 was plugged back and Drakea 2 kicked off directionally from 1,413 metres measured depth.

Drakea 2 is designed to penetrate the High Cliff Sandstone in a more crestal location, where a more extensive hydrocarbon column may be encountered. The well is prognosed to intersect the top of the High Cliff Sandstone at approximately 2,716 metres measured depth some 730 metres northeast of the surface location and is expected to take approximately 7 days to drill.

Progress and Status: Drakea 2 commenced drilling on 5 June 2007 using the Century 18 drilling rig. To 06:00 hours WST today, 216 millimetre (8-1/2 inch) hole had been drilled to 1,919 metres measured depth in the Eneabba Formation

At 06:00 hours WST today, the activity was completing rig repairs prior to running back in hole to continue drilling.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 June 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**6 June 2007**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
872,041,256	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,655,400**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 6 June 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

RECEIVED

2007 JUN 29 A 8:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 June 2007
From	Bill Hundy	Pages	38
Subject	**PRESENTATION**		

Attached for your information is a presentation being made by Ms Karen Moses, Chief Operating Officer, Australia to the Citi Infrastructure and Utilities Conference in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Positioning for a Sustainable Future

Citi Infrastructure and Utilities Conference

June 2007

082-34934

Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in 2005 and 12 month contribution in 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.

origin

Outline

- Origin Energy's Strategy
- Electricity Opportunities
- Gas Opportunities
- Carbon Opportunities

origin

Origin's financial objectives and business strategy have been established to respond to changes in the energy industry that began in the mid 1990s...

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australasian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

... and while these objectives and strategies are continually reviewed, they are still relevant today

origin

The effective implementation of these strategies has resulted in Origin becoming the leading fuel integrated generator retailer in the Australian and NZ markets...


Generator
Retailer
2P Reserves (PJe)
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Generation Capacity (MW)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Customers (millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Feb 07

... with growth in each area driving Origin's strong performance

Origin has reported its business across four segments covering its operations in Australia with Contact being reported as a fifth segment






	30 June 2006 EBITDA	30 June 2006 FE[1]
Retail - 2nd largest energy retailer in Australia •Over 3 million customers, Australia's 2nd largest energy retailer •National business covering electricity, natural gas, LPG and related products and services	273	1,229 +1,200 Sun Retail
Generation - Owner of peaking and cogeneration plants •Interests in around 870 MW of installed capacity •Predominantly gas fired, including co-generation & peaking units •Output contracted to 3rd parties or Retail division	60	319
E&P - One of the largest suppliers of gas to eastern Australian markets •Over 2,436 PJe 2P reserves and annual production of 78 PJe in 2006 •Diverse acreage position across Australia and New Zealand •A leading Australian CSG producer	205	1,465
Contact Energy - Owner of 51.4% of New Zealand's largest listed energy company •Integrated energy model similar to Origin •Interests in around 2,200 MW of installed generation capacity and around 594,000 gas and electricity customers	519	3,389
Networks •Provision of asset management services to 3rd parties, managing over 20,000 km of gas networks and 3,500 km of water networks •Equity investment in Envestra •SEA Gas pipeline	SOLD 30	167

The networks segment has been sold for $556 million with completion expected by July

origin

(1) Funds Employed

082-34934

These strategies have resulted in significant growth increasing value for shareholders



FCFPS
EPS
DPS
cents per share (A$)
'00
'01
'02
'03
'04
'05
'06



Origin Energy Share Price Performance vs ASX100
(1 March 2000 to 04 June 2007)
Origin Energy
ASX100

- Free cash flow per share(1) has grown at a CAGR 25% since listing
- EPS has increased from 13 cents per share in 2000 to 42 cents per share in 2006
- Since 2001 Origin has steadily increased its dividends paying 18 cents per share fully franked in 2006

- Since listing Origin has delivered a total shareholder return (TSR) of 37.5%(2) per annum on a compound basis, and has significantly outperformed the ASX100 index

(1) Free cash flow after stay-in-business capital, interest and tax
(2) Since listing to 12 January 2007

origin

082-34934

A focus on sustainability and what it means for the company has always been part of Origin's business strategy

- We have identified and reported on objectives in three key areas: Environmental, Social and Economic
- Our Sustainability reports have used an Origin relevant reporting framework, based on external guidelines (such as the GRI) but adapted to address our varied impacts, risks and opportunities as an integrated energy company



Origin
Origin
Origin
Origin
Origin

- We set our objectives in the context of our key stakeholders

origin

Our Purpose

We will be the leading, most trusted & admired energy provider in Australia & New Zealand.

We will find opportunities across the energy supply chain. We will create more value through realising the benefits of integration.

We will be at the forefront of sustainable practices, contributing to a positive future for our customers, our communities, our investors, and ourselves.

Together we can make a difference.

origin

082-34934

Our Commitments define the outcomes that we strive to achieve for key stakeholders...

We are committed to:

- Delivering market leading performance to our shareholders
- Delivering better value to customers
- Creating a rewarding workplace for our employees
- Respecting the rights and interest of our communities



CUSTOMERS
PEOPLE
COMMUNITY
INVESTORS

Our Principles are:

- We conduct ourselves with due care
- We add value to the resources under our control
- We recognise the need to ensure the sustainability of our business, the environment and our communities
- We make decisions knowing they will be subject to scrutiny
- We encourage diversity but require alignment

... while we use our Principles (what is right or wrong) to guide our decision making

origin

origin energy

Electricity Opportunities

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Through acquisitions Origin has grown its retail business establishing a leading position…



Customers
(millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Feb 07

The NSW government still owns retail businesses. An inquiry has been initiated by the government that may result in their sale.



Eastern Australia
Share of gas and electricity accounts
Ergon Energy, 6%
Country Energy, 7%
Origin, 23%
Integral Energy, 7%
Energy Australia, 16%
Other, 2%
TRU, 10%
AGL,30%

	Origin Energy			Contact Energy		Total*
	Natural Gas	Electricity	LPG	Natural Gas	Electricity	All Products
Sales (PJ)	127	-	-	21	-	148
Sales (TWh)	-	33	-	-	7	40
LPG (Ktonnes)	-	-	553	-	-	553
Total sales (PJe)	127	118	27	21	26	319
Accounts ('000)	857	1,816	355	76	511	3615

* Retail energy sales for Origin Energy and Contact Energy for FY 2006 with annualised Sun Retail figures added. Customer accounts at 31 Dec 2006, including estimated Sun Retail numbers on completion (1 February 2007)

… and securing access to the wholesale market

origin

Origin currently has interests in 870 MW of baseload and peaking generation in Australia and over 2,200 MW through Contact Energy in New Zealand

Australia

Plants	Capacity (MW)	Operation	Fuel
Osborne	180 (Cogen)	Base	Gas
Worsley	120 (Cogen)	Base	Gas
Bulwer Island	32 (Cogen)	Base	Gas
Mt Stuart	288 (OCGT)	Peak	Jet fuel
Quarantine	96 (OCGT)	Peak	Gas
Ladbroke Grove	80 (OCGT)	Peak	Gas
Roma	74 (OCGT)	Peak	Gas

New Zealand

Plants	Capacity (MW)	Operation	Fuel
Otahuhu A	Reactive Power	Reactive Power	Gas
Otahuhu B	402 (CCGT)	Base/Int	Gas
Te Rapa	44 (Cogen)	Base/Int	Gas
Ohaaki	105 (Geothermal)	Base	Geothermal
Wairakei	181 (Geothermal)	Base	Geothermal
Poihipi	55 (Geothermal)	Base	Geothermal
Clyde	432 (Hydro)	Base	Hydro
Roxburgh	320 (Hydro)	Base	Hydro
Taranaki	377 (CCGT)	Base/Int	Gas
New Plymouth	300 (GST)	Base	Gas


Map key
Darwin
Cairns
Brisbane
Sydney
Worsley
Perth
Quarantine
Hobart
Auckland
Wellington
New Zealand
Base load permitted sites
Peaking expansion opportunities

Over 90% of Origin's generation capacity in Australia and New Zealand comes from low emission or renewable sources

origin

Wholesale electricity markets across Australia have recently experienced significant short-term price increases...



Queensland Spot and Forward Contract Electricity Prices
$/MWh
$100
$95
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
FY 07/08
FY 08/09
FY 09/10
Forward Curve May 07
Forward Curve Jun 05
Forward Curve Jun 06
Monthly Average Spot Price
curve as at 30/5/07
curve as at 30/6/06
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
Rolling 365 day Average Spot Price

... and the longer term forward curve is now providing a signal that new capacity is required

origin

082-34934

A tightening of the supply demand balance has been predicted for some time and Origin has been positioning to ensure its short-term positions are covered...



NEM Energy Supply and Demand, 2000-2025
NEM available energy (TWh)
350
330
310
290
270
250
230
210
190
170
150
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Fin Year
Existing Generation
Firm New Build
Announced New Build
New Build
NEM scheduled energy projection

- Origin is fully covered for its anticipated needs for FY 07 and FY 08
- FY 09 substantially covered across the NEM
- Origin has put in place a number of development options for both peaking from FY 09

... while creating options to cover its long-term requirements

Source: NEMMCO and Origin Energy estimates

origin

082-34934

Origin's electricity retail business provides a substantial opportunity for growth in generation


MW
Retail Load
Temperature
Swing Load
Average Mass
Market Load
Average
Hedge Cover
"Caps"
Expansion
Options
Existing
Generation
Permitted
Sites

Expansion at existing sites and permitted greenfield opportunities would increase Origin's own generation to ~50% of purchase requirements at lower carbon emissions than the current pool of generation

origin

New Zealand is also requiring new generation in the medium term with Contact ideally placed to further develop its geothermal resource...




Otahuhu C

... and has a permitted site at Otahuhu C near Auckland

These expansion opportunities would require investment of approximately $3 billion in Australia and $2 billion in New Zealand

Australia

Plants	Fuel	Scale	Indicative gross cost	Status
Quarantine Power Station expans'n	Gas	120 MW	$0.08 billion	Under Construction
Darling Downs Power Station	Gas	500 MW +	$0.6 billion +	Permitted - tenders received
Mortlake Power Station	Gas	Up to 1000 MW	$1.2 billion	Permitted
Spring Gully Power Station	Gas	Up to 1000 MW	$1.2 billion	Permitted - tenders received

New Zealand (51.4%)

Plants	Fuel	Scale	Indicative gross cost	Status
Otahuhu C PS Project	Gas	400 MW	NZ$ 0.4 billion	Permitted
Geothermal projects (2)	Geo	Up to 260 MW	NZ$ 1.0 billion	Planning and Permitting
Wind farm projects	Wind	UP to 700 MW	NZ$ 1.0 billion	Planning

These opportunities are fuelled by natural gas and renewables (geothermal and wind), thereby reducing Origin's exposure to a future carbon cost. The development of these projects will contribute to Origin's growth in the medium to long term

origin energy

Gas Opportunities

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Origin's supply / demand analysis for eastern Australia in 2001 showed large uncontracted demand creating perceived shortfall in local supply...



Eastern Australian gas demand
Origin Energy estimates 2001
Uncontracted
Total Contracted
Total Demand
Eastern Australian gas demand (PJ)
900
800
700
600
500
400
300
200
100
0
2002
2004
2006
2008
2010
2012
2014
Year ending June 30



Eastern Australian gas demand
Origin Energy / ACIL Tasman estimates 2006
Uncontracted
New Contracts
Old Contracts
Total Demand
Eastern Australian gas demand (PJ)
1000
900
800
700
600
500
400
300
200
100
0
2002
2004
2006
2008
2010
2012
2014
Year ending June 30

... but since 2001 over 5,000 PJ of gas supply contracts# from eastern Australian basins have filled this shortfall

origin

Source: Company releases and announcements

A significant volume of uncontracted 2P reserves are available today...



Petajoules (PJ)
25,000
20,000
15,000
10,000
5,000
0
Contracted
Uncontracted
2P Remaining
Additional Potential
Qld
NSW
Gippsland
Cooper
Bass
Otway

Source: Wood Mackenzie *East Australia Power & Gas Outlook to 2025*, February 2007

... with potential reserves likely to come forward to meet market requirements

origin

082-34934

Approximately 90% of Origin's reserves are natural gas, with over 50% coming from CSG, and amounting to around 14%* of eastern Australian 2P gas reserves

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe	Total Mmboe
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220	381
Additions and revisions	277	207	304	840	294	50
Production	(64)	(53)	(495)	(1,556)	(78)	(13)
2P at 30 June 2006	2,199	1,821	20,075	6,276	2,436	418
% of reserves	90	4	4	2	100	100
By Basin / Asset						
Cooper / Eromanga	184	305	2,529	2,528	227	39
Perth Basin	17	0	29	3,292	37	6
Surat / Denison	88	57	436	107	94	16
Otway Basin	272	515	3,777	-	317	54
Bass Basin	137	413	5,952	349	193	33
Bowen Basin CSG	1,236	-	-	-	1,236	212
Surat Basin CSG	138	-	-	-	138	24
Kupe (New Zealand)	127	531	7,352	-	194	33

Around 600 PJ are contracted to third parties

* Source: Wood Mackenzie

origin

Origin currently carries around 1,400 PJ of 2P CSG reserves and is likely to book significant additional reserves over the next few years, with finding costs around $0.10 per GJ



CSG Reserves
2P Reserves (PJ)
2000
1750
1500
1250
1000
750
500
250
0
2000 2001 2002 2003 2004 2005 2006 2007*



CSG Production
Annual Production (PJ)
24
21
18
15
12
9
6
3
0
2000 2001 2002 2003 2004 2005 2006 2007*

Production from Spring Gully and Fairview has started to monetise Origin's substantial CSG reserve base with CSG production now exceeding our share of production from the Cooper Basin

* Reserves: Unadjusted 2006 reserves plus pro-rata share of reserves added in non-operated areas. Origin will determine whether to book these and other additions to reserves as part of its annual reserves review in June 2007.
* Production: Actual production to 30 March 2007 plus estimated June quarter production.

origin

082-34934

Origin's gas retail business together with planned growth in generation provides a major opportunity to increase gas production...



ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
Power generation - potential for Origin to develop and service gas fired power projects by contracts with third parties or develop equity gas reserves
Gas markets - Potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves

... and accelerate monetisation of Origin's substantial reserves

origin

Capex on major offshore projects is now largely complete with BassGas commencing production


3 year Upcoming Work Program - Bass Basin
Victoria
Tasmania
Bass
Basin
T/45P_Rawson
T/44P_Origin
T/38P_Galveston
T/39P_Benaris
T/37P_Galveston
T/41P_3D Oil
T/43P_Bass Strait Oil
T/42P_Bass Strait Oil

BassGas Project (42.5%)

- Commenced production in June and completed commissioning in September
- A 19 day shutdown of the BassGas Plant in late February / early March lifted sales gas production to 60-65 TJ/d and LPG production has achieved design rates
- Current gross sales gas production rates are over 60 TJ/d with full liquids recovery
- **Technical assessment of the Trefoil and White Ibis discoveries and the Aroo prospect continued and new exploration acreage has been secured**

Otway Gas Project (30.75%)

- Plan to introduce commissioning gas in early June 2007
- Origin net annual production is initially expected to be around 18 PJ of sales gas, 240,000 barrels of condensate and 29 kilotonnes of LPG

origin

The Kupe project is progressing with production expected in mid 2009


LEGEND
Origin permit
Gas pipeline
Potential gas pipeline
Gas field
Oil field
PEP 38618
PEP 38619
Auckland
Northland Basin
PEP 38485
Tasman Sea
PEP 38729
Taranaki Basin
New Plymouth
New Zealand
KUPE
PML 38146

Kupe Gas Project (50%)

- Fabrication of the platform jacket in Thailand is near completion. Jacket will be shipped mid year to coincide with arrival of the jack-up drilling rig which will be used to install the jacket
- Fabrication of the topsides is scheduled to be completed in March quarter 2007
- Construction work for the subsea pipeline and directional drilling for the coastal crossing are progressing well
- Gas pipeline spool base located at Port Marlborough
- Initial annual production from this project will be 10 PJ of natural gas, 850 kbbls of condensate and 45 ktonnes of LPG (net to Origin)

Origin's currently approved upstream projects comprise a capex spend of approximately $1.3 billion and have only just begun to contribute to earnings in the current financial year

Origin Energy - Approved Upstream Projects	Scale	Indicative gross cost (and Origin equity%)	Status
BassGas Project	20 PJ/a plus liquids	$0.75 billion (42.5%)	In production
Otway Gas Project	18 PJ/a plus liquids	$1.1 billion (30.75%)	Nearing completion
Spring Gully CSG stages 3, 4 & 5	Expand to 85 TJ/d	$0.16 billion (97%)	Under construction
Walloons CSG (Argyle field)	2.8 PJ/a	$0.1 billion (40%)	Under construction
Kupe Gas Project	10 PJ/a plus liquids	NZ$ 1.0 billion (50%)	Under construction

- Table does not include potential CSG or conventional developments to support Origin's potential power station developments or incremental supplies to Origin's retail position.
- The BassGas, Otway and Kupe projects all include significant production of liquids and will replace declining production of liquids from the Perth and Cooper basins.

The completion of these projects will drive Origin's growth in the short to medium term

origin

origin energy

Carbon Opportunities

Origin has an integrated approach to carbon opportunities focussing on all aspects of the carbon chain


1
2
3
4
5
6. Staff Engagement

Understand & measure

Calculate direct and indirect emissions across the supply chain

Commitment, Policy & objectives

What is company policy?
What are the targets, aspirations?

Reduce

What activities can be undertaken to reduce emissions

Modify processes, design, standards, materials etc

Replace

Switch to renewable sources
E.g. green products such as accredited green power but also 100% recycled paper etc.

Offset

If emissions can not be reduced or contained offsetting is the way to reduce ones environmental impact

Offsets should have accreditation

origin

To understand our impact we measure greenhouse gas emissions and look out for opportunities across our supply chain


Production & Purchase
Natural gas, LPG and other products
Transportation
Consumption
Origin production
1.3 Mt
Purchases
1.5 Mt
2.1 Mt
Gas Transported and distributed
Natural Gas and LPG
10 Mt
Electricity
Gas purchased for Origin generation
Origin electricity & steam generated
1 Mt
Electricity purchased
16.4 Mt
Electricity and steam
0 Mt
Emissions arise during generation and transportation

Total supply Chain Emissions = 32.1Mt#; Origin's Equity Emissions = 3.8Mt

 # Represents about 12% of Australia's stationary energy emissions

** Does not include Contac Energy*

origin

Over many years Origin has taken an advocacy role in the debate surrounding climate change and a carbon regime...



CO2CRC Researching CO2 sequestration technologies

SolarCity Adelaide



AFL

Carbon Neutral by 2009

LANDCARE AUSTRALIA

We're planting 100,000 trees to say thank you


Carbon
Reduction
Scheme


The Business Case
for Early Action

... as carbon emissions are currently a largely unrecognised cost in energy production

"Climate change is a major business risk and we need to act now"

origin

082-34934

Origin is investing in low carbon emission technologies to meet future energy needs



Solar

- $30m investment in a solar photovoltaic SLIVER project
- Produced 75 and 150 watt SLIVER modules
- Seeking partnership to accelerate the large-scale production of SLIVER technology

Geothermal

- 14.3% investment in Geodynamics
- Developing a geothermal resource in South Australia's Cooper Basin

Geothermal and Wind in New Zealand

- Planning two new geothermal stations of up to 260 MW capacity
- MOU with Investec for wind developments. Four sites identified for up to 700 MW

Geodynamics Limited


Schematic cutaway of HDR Geothermal Power Station
1 POWER PLANT
2 HEAT EXCHANGER
3 INJECTOR
4 PRODUCTION WELL
5 INJECTION WELL
6 PRODUCTION WELL
7 GRANITE BODY
8 ARTIFICIAL RESERVOIR





origin

Origin has clearly established its leadership position in green energy sales and carbon responsibility...



400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Green Power Customers in Australia
Market
Origin only
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2005
2006



Other 2%
AGL 10%
Powerdirect* 3%
Country 5%
TRU 7%
Integral 2%
Energy Australia 24%
Ergon 11%
Sun Retail 9%
Origin 27%

* Approximate

- In December 2006 GreenPower customers across Australia totalled over 380,000 and were growing rapidly^
- Origin combined with Sun Retail has a market share of approximately 36%^

... resulting in continuing and credible retail market more differentiation and emerging brand strength

origin

^ Source : GreenPower Website Quarterly Report - Q4 Dec 2006

082-34934

The Carbon Reduction Scheme is designed to make a difference by drawing on an extensive supply portfolio to support a broad range of products


Supply
Renewable Generation
Energy Efficiency
Fuel switching
Bio Sequestration
Industrial Emission Reductions
Fugitive Emission Reduction
Other
Carbon Reduction Scheme
Demand
Electricity
Travel
• Air
• Car
Gas
• Natural Gas
• LP Gas
Other products and services

Ensuring that for every tonne of carbon offset product sold, a tonne of carbon emissions is actually reduced

The continuing integration of Origin's business is increasingly evident and will drive Origin's growth in the years ahead



Generator
Retailer







origin

082-34934

origin energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

origin

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	1 June 2007
From	Bill Hundy	Pages	3
Subject	**DRAKEA 1 EXPLORATION WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an update on the Drakea 1 Exploration Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

ASX Release

1 June 2007

Drakea 1 Exploration Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Drakea 1 exploration well operated by ARC Energy Ltd.

Drakea 1

Well type:	Exploration (onshore)
Location:	Perth Basin, Western Australia (L1) The Drakea 1 surface location is approximately 19 kilometres south-southeast of the township of Dongara. Latitude: 29° 24' 17.79" S Longitude: 115° 03' 40.47" E
Interests:	Origin Energy Developments Pty Ltd* 50.0% ARC Energy Ltd (Operator) 50.0% * A wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: High Cliff Sandstone (Permian) Proposed total depth: 2,839 metres measured depth Drakea 1 was being drilled directionally by the Century 18 rig, and was prognosed to intersect the top of the High Cliff Sandstone at 2,589 metres measured depth, approximately 495 metres east of the surface location.
Progress and Status:	The well commenced drilling on 11 May 2007 using the Century 18 drilling rig. 311 millimetre (12¼ inch) hole was drilled to 804 metres measured depth. 244 millimetre (9⅝ inch) surface casing was set at 800 metres. 216 millimetre (8½ inch) hole was drilled to 3,080 metres measured depth in Crystalline Basement. At 06:00 hours WST today, the activity was completing the wireline logging program. Progress since the 24 May report has been 524 metres. Preliminary analysis of wireline log and pressure data indicate an oil column of approximately 3 to 5 metres in the upper part of the targeted High Cliff Sandstone section, which is approximately 35 metres thick in the well.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

The Joint Venture is currently considering a sidetrack of Drakea 1 to penetrate the High Cliff Sandstone in a more crestal location, where a more extensive hydrocarbon column may be encountered. This operation is expected to take approximately seven days once the current logging program is completed.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

Origin energy

RECEIVED

2007 JUN 29 A 8:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 June 2007
From	Bill Hundy	Pages	2
Subject	**BASSGAS JOINT VENTURE WELCOMES ARBITRATOR'S DECISION**		

Please find attached an ASX release entitled "BassGas Joint Venture welcomes Arbitrator's Decision on Dispute with Clough".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy

ASX Release

4 June 2007

BassGas Joint Venture welcomes Arbitrator's Decision on Dispute with Clough

Origin Energy Resources Ltd ("Origin") as operator of the BassGas Joint Venture is pleased to advise that an important stage in the arbitration process with Clough has been determined in favour of the Joint Venture.

The arbitrator's decision, which was handed down at the weekend, dismisses the $95.7 million Trade Practices claim by Clough which, amongst other issues, alleged that there was misleading conduct on the part of Origin.

The determination also dealt with liability in respect of the first tranche of defects claims made by the Joint Venture against Clough (being claims notified up to April 2005) and found that Clough was liable in respect of the significant majority of these claims. The value attributed to rectification of these defects and liquidated damages will be determined at the second stage hearing in April 2008, together with the liability and quantum of the second tranche of defects notified after April 2005.

The Joint Venture welcomes the arbitrator's decision in this initial hearing and is hopeful that the outstanding matters in relation to the remainder of the arbitration can be resolved in a more time efficient manner.

Project participants are:

Origin Energy Resources Limited[1]	37.5% (Operator)
Origin Energy Northwest Limited[1]	5.0%
AWE Petroleum Pty Ltd	30.0%
CalEnergy Gas (Australia) Limited	15.0%
Wandoo Petroleum Pty Ltd	12.5%[2]

(1) a wholly owned subsidiary of Origin Energy Limited
(2) Under contract of sale to ARC Energy Limited

For further information, please contact:

Media
Tony Wood
Executive General Manager, Corporate Communications
Ph: 03 8345 5301
Mobile: 0419 642 098

Investors
Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	29 May 2007
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY WELCOMES RESOLUTION OF CLUTHA CONSENTS**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

28 May 2007

Contact welcomes resolution of Clutha consents

Contact Energy welcomed the resolution of Environment Court proceedings into the company's operation of its Hawea, Roxburgh and Clyde hydro dams following the Court's release of its final decision today confirming the conditions of consent for a further 35 years.

This decision ends a formal process which began in 2003 when resource consents were granted by the Otago Regional Council, which included specific flood mitigation activities.

On appeal the Environment Court changed this approach to suggest that Contact should instead provide compensation to people whose properties are damaged by flooding as a result of its operations between the Clyde and Roxburgh Dams.

Contact Energy Chief Executive, David Baldwin, said Contact supported the Environment Court's proposed compensation regime, given its alignment with Contact's commitment to protect property owners between the two dams.

"Contact offered, and the Environment Court has confirmed, consent conditions which hold the company responsible for compensation – for damage to dwellings, commercial premises and all other property - if Contact's operations cause or contribute to flooding.

"Contact has also taken responsibility for the maintenance and operation of the Alexandra floodbanks, and has undertaken to flush sediments when high river flows allow from behind the Roxburgh Dam and to develop a sediment management plan for the Clyde Dam," he said.

"Flushing of sediment from behind the Roxburgh Dam was last undertaken in November and December 2006 during a period of high inflows," said Mr Baldwin.

"These consent conditions confirmed by the Environment Court provide protection for communities along the Clutha River / Mata-au and represent Contact's strong commitment to these communities.

"The Environment Court decision recognises the importance of Contact's Hawea, Clyde and Roxburgh dams in providing New Zealand with large amounts of renewable energy, and also our obligations to communities close to these assets," he said.

"This is a good outcome for Contact and a good outcome for property owners on this stretch of the Clutha River / Mata-au."

Mr Baldwin said while he fully supported the right of local communities to have their interests represented under the Resource Management Act, the process had taken too long.

"It has taken four years since these consents were granted, and over six years since the consent application was first lodged, until they were finally confirmed today, and that has been a period of uncertainty both for Contact and people along the Clutha River / Mata-au."

Jonathan Hill
Communications Manager
04 462 1285, 021 440 090

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	24 May 2007
From	Bill Hundy	Pages	2
Subject	**DRAKEA 1 EXPLORATION WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached, an update on the Drakea 1 Exploration Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

24 May 2007

Drakea 1 Exploration Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Drakea 1 exploration well operated by ARC Energy Ltd.

Well type: Exploration (onshore)

Location: Perth Basin, Western Australia (L1)

The Drakea 1 surface location is approximately 19 kilometres south-southeast of the township of Dongara.

Latitude: 29° 24' 17.79" S
Longitude: 115° 03' 40.47" E

Interests:

Origin Energy Developments Pty Ltd*	50.0%
ARC Energy Ltd (Operator)	50.0%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: High Cliff Sandstone (Permian)
Proposed total depth: 2,839 metres measured depth

Drakea 1 is being drilled directionally by the Century 18 rig and is prognosed to intersect the top of the High Cliff Sandstone at 2,589 metres measured depth, approximately 495 metres east of the surface location.

Progress and Status: The well commenced drilling on 11 May 2007 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 804 metres measured depth. 244 millimetre (9-5/8 inch) surface casing was set at 800 metres.

At 06:00 hours WST today, the activity was drilling ahead in 216 millimetre (8-1/2 inch) hole in the Irwin River Coal Measures at 2,556 metres measured depth.

Progress since the 14 May report has been 2,556 metres.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

Origin energy

RECEIVED

2007 JUN 29 A 8: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	21 May 2007
From	Bill Hundy	Pages	2
Subject	CONTACT ENERGY WELCOMES RESOLUTION OF GEOTHERMAL RESOURCE CONSENTS		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

21 May 2007

Contact welcomes resolution of geothermal resource consents

Contact Energy today welcomed the Environment Court's decision confirming the company's resource consents for the operation of its Wairakei and Poihipi geothermal power stations at Taupo.

Contact Energy filed applications for the renewal of its Wairakei and Poihipi resource consents in 2001, and was granted these consents in 2004. The consents were appealed to the Environment Court, with the Court's decision ending a six year process.

Contact Energy Chief Executive, David Baldwin, said Contact is very pleased with the Environment Court's decision.

"The Wairakei and Poihipi power stations are a vital part of New Zealand's energy infrastructure and play an important role in providing a secure supply of base-load renewable energy," he said.

"The granting of these consents will enable Contact's geothermal operations to continue until 2026 and will also permit the production of an additional 20 megawatts (MW) of renewable generation annually.

"Production of the additional 20 MW will be increased in stages following the consents becoming operative – expected to be the end of July - with full production expected in January 2008."

Mr Baldwin said the resolution of the Wairakei consents gave the company increased confidence in relation to its development plans for a new geothermal power station at Tauhara, and another at Te Mihi to replace the existing Wairakei power station.

Mr Baldwin said the Court's decision adopts Contact and Environment Waikato's recommendation of a flexible discharge management plan in order to govern the company's geothermal operations.

"The Environment Court's decision provides comfort that the national benefits associated with geothermal electricity generation are being properly balanced with the need to protect the interests of local communities.

"The decision clears the way for Contact to work in partnership with the Taupo community to address the effects of its current and future operations, which will include a comprehensive process of consultation in relation to the proposed new power stations," said Mr Baldwin.

The Environment Court's decision provides parties with one month to address minor issues, after which time it is expected that Contact's renewed consents will come into effect.

For more information:
Jonathan Hill
Communications Manager
Contact Energy
04 462 1285
021 440 090

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 May 2007
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3Z NOTICE**		

Please find attached Appendix 3Z - Final Director's Interest Notice for:

- C B Carter

Regards

Bill Hundy
Company Secretary

02 8345 5441 - bill.hundy@originenergy.com.au

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ORIGIN ENERGY LIMITED**
ABN	**30 000 051 696**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Colin B Carter
Date of last notice	4 April 2007
Date that director ceased to be director	27 April 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
7,057 Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Colangie Nominees Pty Ltd (Director)	14,092 Ordinary Fully Paid Shares
Origin Energy Non-Executive Directors' Share Plan	12,582 Ordinary Fully Paid Shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 May 2007
From	Bill Hundy	Pages	70
Subject	**PRESENTATION & SUSTAINABILITY PERFORMANCE SUMMARY**		

Attached for your information is a presentation being made by Mr Grant King, Managing Director and Mr Frank Calabria, Chief Financial Officer to US Investors.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

An update on our sustainability performance for the 2006 financial year is also attached and is available from our website www.originenergy.com.au/sustainability.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Australia's leading fuel integrated generator retailer

US Roadshow

May 2007

082-34934

Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in 2005 and 12 month contribution in 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.

Origin energy

Origin's financial objectives and business strategy have been established to respond to changes in the energy industry that began in the mid 1990s…

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned as a fuel integrated generator retailer in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

… and while these objectives and strategies are continually reviewed, they are still relevant today

Origin energy

The effective implementation of these strategies has resulted in Origin becoming the leading fuel integrated generator retailer in the Australian and NZ markets...



Generator
Retailer
3,000
2,500
2,000
1,500
1,000
500
0
2P Reserves
(PJe)
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Generation Capacity
(MW)
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Customers
(millions)
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Feb 07

... with growth in each segment driving Origin's strong performance

Origin energy

Since listing Origin has delivered a total shareholder return (TSR) of 37.5%[1] per annum on a compound basis...



cents per share (A$)
FCFPS
EPS
DPS
'00
'01
'02
'03
'04
'05
'06

- Free cash flow per share[2] has grown at a CAGR 25% since listing
- EPS has increased from 13 cents per share in 2000 to 42 cents per share in 2006
- Since 2001 Origin has steadily increased its dividends paying 18 cents per share fully franked in 2006
- Over the last 12 months around $5.8 billion worth of Origin shares changed hands, representing almost 70% of current market capitalisation



Origin Energy Share Price Performance vs ASX100
(1 March 2000 to 27 April 2007)
Origin Energy
ASX100



$ million
Liquidity
Market Cap

... and has significantly outperformed the ASX100 index

(1) Since listing to 12 January 2007
(2) Free cash flow after stay-in-business capital, interest and tax

This performance has seen Origin increase its market capitalisation from around $700 million to over $7 billion...

- S&P/ASX 200 Energy Index

Ticker	Company Name	Market Cap $ million*
WPL	Woodside Petroleum	26,849
ORG	Origin Energy	7,934
STO	Santos	6,757
CTX	Caltex Australia	6,545
WOR	WorleyParsons	6,285
PDN	Paladin Resources	5,022
ERA	Energy Resources of Australia	4,810
OSH	Oil Search	4,009
AWE	Australian Worldwide Explora	1,358
BPT	Beach Petroleum	1,126
ROC	Roc Oil	954
CEY	Centennial Coal	886
SRL	Straits Resources	754
ARQ	ARC Energy	322

- S&P/ASX 200 Utilities Index

Ticker	Company Name	Market Cap $ million*
AAN	Alinta	7,408
AGK	AGL Energy	6,668
BBI	Babcock & Brown Infrast	3,549
SPN	SP Ausnet	3,087
SKI	Spark Infrastructure	1,967
APA	APA Group	1,830
DUE	Duet Group	1,725
BBP	Babcock & Brown Power	1,168
BBW	Babcock & Brown Wind Partn	1,099
ENV	Envestra	1,015
ENE	Energy Developments	697
HDF	Hastings Divers Utilities Fund	577

... to become the second largest company on the Australian Energy Index, the largest company if it was on the utilities index and the largest company focused on the Australia and New Zealand energy market

* Source: Bloomberg (30/04/2007)

Origin energy

Australia and New Zealand Energy Market

The Australian and New Zealand energy market has end use sales of electricity, gas, and related products and services of over A$40 billion per annum

A GROWING MARKET

- Growth in domestic demand for natural gas, LPG and electricity has averaged around 4% per annum in Australia since the 1980s even through times of recession, with similar growth rates in NZ
- Growth in demand for energy is forecast to continue with ABARE predicting compound growth of 3.3% for natural gas and 2.4% for electricity through to 2020

Australian End Use Energy Sales and Growth in GDP



Energy Sales (PJe)
GDP (%)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
-250
-500
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
Financial Year Ending June 30
Electricity
Natural Gas
LPG
GDP (YOY % Change)

Source: ABARE, ABS

A GROWING COMPANY

- Revenues up 21% in 2006 to $5.9 billion, EBITDA up 18% to $1,087 million, profit after tax up 10% to $332 million
- Origin share of retail customers in eastern Australia has grown from less than 4% in 1998 to over 23%

Notwithstanding strong growth to date, Origin and Contact combined have only approximately 15% of end use energy sales, providing substantial opportunity for continued growth

The energy markets in Australia have evolved significantly from mid 1990s when they were regionally based...


QLD
NSW
3000MW
Snowy to NSW
SA
SNOWY
500MW
VIC to SA
VIC
1500MW
Snowy to VIC
TAS
Electricity
Interconnector

Electricity Market Dynamics

- Limited interconnection of markets
- States constructed own generation in preference to interconnection
- NSW and VIC share Snowy output with VIC supporting SA
- Over supply and low reliability of generation in VIC and NSW


NT
Qld
SA
NSW
Vic
Tas
Major
Transmission
Pipelines Early 90's
Gas Pipeline
Geological Basin

Gas Market Dynamics

- Cooper and Gippsland dominated gas supply under long term (30 year) contracts
- Each gas market supplied by a single producer - no interconnection
- There was no incentive to explore for gas - creating a perception that gas resources were scarce


Eastern Australia
Market share customers: 1998
Origin
Origin Energy
NSW Government
Vic Government
Non Government Companies
Qld Government
Others

Energy Retailing

- Initial response to competition reforms resulted in many State based corporatised retailing entities
- There were almost no dual fuel retailers and only two entities with more than 1 million customers
- All energy retailers had natural geographic monopolies, with only the very largest industrial customers able to choose suppliers

... with little interconnection and high levels of government ownership

By 2007 the electricity and gas markets have become largely interconnected to form an integrated electricity and gas market in eastern Australia...


40%
$ 17.28
8134 MW
$ 27.30
1547 MW
$ 18.48
9700 MW
$ 19.50
$ 20.53
6553 MW
$ 68.00
1297 MW

Electricity Market Dynamics 2007

- Interconnected National Electricity Market for all participants (gross pool market)
- 5 minute pricing and half hourly settlement
- Generation overhang from 90s still evident but diminishing - drought conditions accelerate market tightness
- Coal dominates installed capacity while focus of new build is gas and renewables
- Still significant State ownership (NSW, Qld, Tas)


NT
Qld
SA
NSW
Vic
Tas
Major Transmission Pipelines 2007
Gas Pipeline
Geological Basin

Gas Market Dynamics 2007

- Eastern States interconnected with Queensland accessible through gas swaps
- Multiple sources of supply for all markets and increased number of market participants
- Rise of coal seam gas as major new source of gas supply


Eastern Australia
Market share customers: 2007
Origin
Origin
TRU
Qld Government
AGL
NSW Government
Others

Energy Retailing

- An initial flurry of activity with new entrants from the US and Europe was followed by rapid consolidation as many entrants failed to gain either dual fuel capabilities or sufficient scale to survive
- Industry consolidation continues around dual fuel retailers with Origin and AGL having established a clear end-game position
- NSW government continues to own a large retail position, but has announced an inquiry into selling these businesses
- Competition is intense with churn rates in excess of 20% in some markets

... with high levels of private ownership

These markets now exhibit significant volatility which introduces risk to market participants

Victorian Spot and Forward Contract Electricity Prices



Victorian gas daily spot price and demand 2005 and 2006



Daily spot market price (A$/GJ)
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
01/01/2005
01/07/2005
01/01/2006
01/07/2006
1,250,000
1,150,000
1,050,000
950,000
850,000
750,000
650,000
550,000
450,000
350,000
250,000
Daily withdrawals (GJ)
Quantity (GJ)
Spot Market Price

Source: VENCorp

- The underlying characteristics of the electricity and gas markets in Australia and New Zealand results in significant volatility in wholesale prices
- Companies operating in only one segment are therefore exposed to major risks in profitability
- Companies that have production integrated from fuel through to retailing are better placed to manage these risks and access profit across the value chain

Integration provides the most effective means for managing this risk and provides greater growth opportunities

Origin energy

082-34934

Over this time deregulation and privatisation has resulted in industry consolidation and business integration being the dominant drivers of activity in the energy sector...


QLD/VIC/SA Energy Market Ownership Evolution*
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Gas Retail
Ikon
Kinetic
Energy 21
SAGASCO
GCQ
Sun Gas
Electricity Retail
Solaris Power
United Energy
Eastern Energy
Powercor
CitiPower
ETSA
Sun Retail
Powerdirect
Existing Generation
Torrens Island
Yallourn Energy
Southern Hydro
Loy Yang A
Loy Yang B
Ecogen Energy
Synergen
Hazelwood Power
Flinders Power
Snowy Hydro
Pelican Point
Valley Power
Laverton
Somerton
Hallet
Quarantine
Ladbroke
Gladstone
Tarong
Tarong North
Stanwell
Callide
Millmerran
Callide B
Swanbank B
Wivenhoe
Swanbank E
Mount Stuart
Roma
Oakey
Kogan Creek
Government
United Energy
Pulse
AGL
TXU
Sing Power
CLP
Gov
Pacificorp / Scottish Power
Entergy
CKI
AEP
PowerGen
Infratil
Alliant
Meridian
CMS
AGL / GEAC
Edison Mission
International Power
AES / TXU
BBB / TXU
BBB / CLP
NRG
Snowy Hydro
Edison Mission / Contact
IP / Contact
Intergen
Oakey JV
Under Construction
Int. Power

... with Origin, AGL, CLP, IP, BBP emerging as the leading private sector participants in the markets

Origin energy

 Source: Various public announcements

origin energy

Description of Existing Business

Through acquisitions Origin has grown its retail business and secured a leading channel to market



Customers (millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Feb 07

Eastern Australia
Share of gas and electricity accounts



Ergon , 6%
Country , 7%
Integral , 7%
Origin, 23%
EnergyAustralia, 16%
Red, VEPL, Jack, 2%
TRU, 10%
AGL, 30%

	Origin Energy			Contact Energy		Total*
	Natural Gas	Electricity	LPG	Natural Gas	Electricity	All Products
Sales (PJ)	127	-	-	21	-	148
Sales (TWh)	-	33	-	-	7	40
LPG (Ktonnes)	-	-	553	-	-	553
Total sales (PJe)	127	118	27	21	26	319
Accounts ('000)	857	1,816	355	76	511	3615

* Retail energy sales for Origin Energy and Contact Energy for FY 2006 with annualised Sun Retail figures added. Customer accounts at 31 Dec 2006, including estimated Sun Retail numbers on completion (1 February 2007)

The acquisition of retail businesses has been a key driver of Origin's growth to date

Origin currently has interests in 870 MW of baseload and peaking generation in Australia and over 2,200 MW through Contact Energy in New Zealand

Australia

Plants	Capacity (MW)	Operation	Fuel
Osborne	180 (Cogen)	Base	Gas
Worsley	120 (Cogen)	Base	Gas
Bulwer Island	32 (Cogen)	Base	Gas
Mt Stuart	288 (OCGT)	Peak	Jet fuel
Quarantine	96 (OCGT)	Peak	Gas
Ladbroke Grove	80 (OCGT)	Peak	Gas
Roma	74 (OCGT)	Peak	Gas

New Zealand

Plants	Capacity (MW)	Operation	Fuel
Otahuhu A	Reactive Power	Reactive Power	Gas
Otahuhu B	402 (CCGT)	Base/Int	Gas
Te Rapa	44 (Cogen)	Base/Int	Gas
Ohaaki	105 (Geothermal)	Base	Geothermal
Wairakei	181 (Geothermal)	Base	Geothermal
Poihipi	55 (Geothermal)	Base	Geothermal
Clyde	432 (Hydro)	Base	Hydro
Roxburgh	320 (Hydro).	Base	Hydro
Taranaki	377 (CCGT)	Base/Int	Gas
New Plymouth	300 (GST)	Base	Gas


Map key
Darwin
New Zealand
Base load permitted sites
Peaking expansion opportunities

Origin energy

082-34934

When acquiring the retail businesses in Australia Origin also acquired wholesale contracts that supplied the majority of Origin's electricity purchasing requirements at a time of historically low electricity prices


Generation Capacity (MW)
Contact
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Victorian Spot and Forward Contract Electricity Prices


Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Generation
Origin Retail Load

As a result Origin currently generates less than 10% of its energy and peak requirements. Contact is a net generator with a retail hedge of approximately 80%

For many years Origin has been focused on finding and developing gas close to markets...


Bonaparte Basin
Darwin
Northern Territory
Western Australia
Queensland
Cooper/ Eromanga Basins
Surat/ Bowen Basins
Brisbane
South Australia
New South Wales
Perth Basin
Perth
Adelaide
Sydney
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart
CSG developments
Otway Gas Project
BassGas Project
Kupe Gas Project
Auckland
Taranaki/Northland Basins
New Zealand
Wellington
Canterbury Basin


2P Reserves (PJe)
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06

... and has significantly increased its reserves particularly in coal seam gas (CSG) in Queensland

Origin energy

Approximately 90% of Origin's reserves are natural gas, with production growing quickly as new projects come on line...

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe	Total Mmboe
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220	381
Additions and revisions	277	207	304	840	294	50
Production	(64)	(53)	(495)	(1,556)	(78)	(13)
2P at 30 June 2006	2,199	1,821	20,075	6,276	2,436	418
% of reserves	90	4	4	2	100	100

By Basin / Asset						
Cooper / Eromanga	184	305	2,529	2,528	227	39
Perth Basin	17	0	29	3,292	37	6
Surat / Denison	88	57	436	107	94	16
Otway Basin	272	515	3,777	-	317	54
Bass Basin	137	413	5,952	349	193	33
Bowen Basin CSG	1,236	-	-	-	1,236	212
Surat Basin CSG	138	-	-	-	138	24
Kupe (New Zealand)	127	531	7,352	-	194	33

... and while CSG delivers dry gas the BassGas, Otway Gas and Kupe Gas projects are liquids rich and will replace declining Perth Basin oil production

Origin energy

Origin currently carries around 1,400 PJ of 2P CSG reserves and is likely to book significant additional reserves over the next few years



CSG Reserves
2P Reserves (PJ)
2000
1750
1500
1250
1000
750
500
250
0
2000 2001 2002 2003 2004 2005 2006 2007*



CSG Production
Annual Production (PJ)
24
21
18
15
12
9
6
3
0
2000 2001 2002 2003 2004 2005 2006 2007*

Production from Spring Gully has started to monetise Origin's substantial CSG reserve base with CSG production now exceeding our share of production from the Cooper Basin

* Reserves: Unadjusted 2006 reserves plus pro-rata share of reserves added in non-operated areas. Origin will determine whether to book these and other additions to reserves as part of its annual reserves review in June 2007.
* Production: Actual production to 30 March 2007 plus estimated June quarter production.

Origin energy

Gas for Origin's retail business has historically been supplied from contracts with third parties

Origin Energy - Gas Retail Contractual Position (FY 2007)



160
140
120
100
80
60
40
20
0
Petajoules
Buy from 3rd parties
Buy from Origin JV partners
Buy from Origin
ToP to ACQ

- Origin's Retail division sells 120 to 127 PJ of gas per annum
- Origin procures gas to service its Retail operations from a variety of sources including
  - Purchases from 3rd party suppliers
  - Purchases from 3rd parties involved in joint ventures with Origin
  - Internal purchases from Origin production
- These contracts have flexibility between the Annual Contract Quantity available and the Take-or-pay commitments
- Over time Origin has been reducing the amount of gas it purchases from 3rd parties and increasing its purchase of equity gas
- Origin currently has over 600 PJ under contract for 3rd parties

However as Origin has grown its gas reserves and brought them into production an increasing amount of gas is coming from reserves in which Origin has an equity interest

Origin energy

origin energy

Financial Review

082-34934

Origin has reported its business across four segments covering its operations in Australia with Origin's 51.4% interest in Contact being reported as a fifth segment

	Segment	EBITDA	FE[1]
	**Retail** •Over 3 million customers, Australia's 2nd largest energy retailer •National business covering electricity, natural gas, LPG and related products and services	273	1,229
	**Generation** •Interests in around 870 MW of installed capacity •Predominantly gas fired, including co-generation & peaking units •Output contracted to 3rd parties or Retail division	60	319
	**Exploration and Production** •Over 2,436 PJe 2P reserves and annual production of 78 PJe in 2006 •Diverse acreage position across Australia and New Zealand •A leading Australian CSG producer	205	1,465
	**Contact Energy (51.4% interest)** •Integrated energy model similar to Origin •Interests in around 2,200 MW of installed generation capacity and around 594,000 gas and electricity customers	519	3,389
	**Networks** •Provision of asset management services to 3rd parties, managing over 20,000 km of gas networks and 3,500 km of water networks •Equity investment in Envestra •SEA Gas pipeline	SOLD 30	167

The networks segment has been sold for $556 million with completion expected by July

(1) Funds Employed

Profit & Loss

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Revenue	1,679	2,429	3,352	3,556	4,902	5,950
EBITDA	305	405	491	532	918	1,087
EBIT	173	231	295	329	656	791
Net Financing Cost[(1)]	(32)	(43)	(49)	(45)	(148)	(167)
Tax expense	(38)	(54)	(80)	(77)	(137)	(169)
Minority Interests	(6)	(5)	(5)	(2)	(70)	(122)
NPAT	98	129	162	205	301	332
Basic EPS	17.1	20.2	24.8	30.0	42.1	41.9
ROE	7.6%	8.1%	9.2%	10.6%	11.9%	12.3%

From 1 July 2005, Origin Energy was required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) issued by the Australian Accounting Standards Board. The financial results for the year ended 30 June 2005 have been restated for A-IFRS on the same basis and so differ from historical financial information published at that time. Prior years were prepared under earlier accounting standards and have not been restated.

(1) Excluding capitalised interest

Origin energy

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas and Contact Energy providing immediate contributions...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Growth & Acquisitions						
E & P	56	129	179	313	335	600
Retail	344	78	154	46	42	56
Generation	46	116	93	8	6	12
Contact					960	20
Networks	0	15	0	56	0	-
Total Growth & Acquisitions	446	338	427	422	1,343	688
Stay in business	83	65	97	86	132	209
Total capital expenditure	529	403	524	509	1,475	897

... while development capital invested in E&P will provide returns in the next few years

Origin energy

Origin uses cash flow measures as the primary measure of performance within the business...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
EBITDA	305	405	491	532	918	1,087
Non-cash items[1]	(8)	(17)	13	2	4	(10)
Change in Working Capital	11	16	39	(48)	(31)	16
Stay in business CAPEX	(83)	(65)	(94)	(83)	(111)	(206)
Tax/Subvention Payments	(24)	(40)	(50)	(2)	(181)	(119)
OCAT	201	299	399	402	599	768
Net Interest Paid	(31)	(43)	(49)	(51)	(150)	(185)
Free cash flow	170	256	350	350	448	583
Funds Employed	1,891	2,189	2,465	2,632	4,963	5,704
OCAT Ratio[2]	10.6%	13.7%	15.6%	14.8%	11.2%	12.5%

... and this strong focus on cash has allowed Origin to fund organic growth almost entirely from cash flow

(1) 2006 includes the reversal of profit on the sale of the Valley Power power station
(2) Cash returns on funds employed significantly exceeds our cost of capital of around 8.0% after tax

Origin energy

This has allowed Origin to maintain a conservatively geared balance sheet and take on the extra debt to fund ongoing investment in growth

	Jun 01	Jun 02	Jun 03	Jun 04	Jun 05	Jun 06
Net debt ($m)	727	633	732	861	2,743	2,411
Total equity ($m)	1,328	1,626	1,790	1,939	3,519	3,646
Adjusted Debt / (debt + equity) (%)(1)	35%	28%	29%	31%	44%	42%
Net financing cost(2) ($m)	(32)	(43)	(49)	(45)	(148)	(167)
Net interest cover (x EBIT)	5.5	5.4	6.1	6.2	4.2	4.2
Average interest rate	6.7%	6.6%	6.7%	6.6%	7.0%	6.9%

- Increase in net debt and interest expense in 2005 reflects funding of the Contact acquisition. Higher New Zealand interest rates increase weighted average rate
- Debt of Debt plus equity of 41% is lower than 44% expected at the time of the Contact Energy acquisition and remains at the high end of long term expectation
- S&P rating BBB+/stable. Fitch BBB+ (May 2007)

(1) Adjusted to exclude mark-to-market fair value of debt under A-IFRS
(2) Excluding capitalised interest

Origin energy

Origin energy

Growth Opportunities

082-34934

Once FRC for gas and electricity is introduced in Queensland in July 2007, the entire east coast energy market of approximately 12 million accounts is accessible to retailers


Eastern Australia
Market share customers: 2007
Country Energy
Integral
Energy Australia
Origin
TRU
Qld Government
AGL
NSW Government
Others


Green Power Customers in Australia
Market
Origin
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06

- The NSW government still owns retail businesses. An inquiry has been initiated by the government that may result in their sale

- Origin has a market leading position in green energy products which have led growth in new markets with around 35% market share, providing differentiation and growth opportunities

This provide substantial opportunities for growth in market share through business acquisition and new products

Origin energy

Origin's electricity retail business provides a substantial opportunity for growth in generation



Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Existing Generation
Permitted Sites

Development of permitted base load power stations sites is likely to be staged over several years. The potential impact of developing all permitted sites is illustrated.

Expansion at existing sites and permitted greenfield opportunities would increase Origin's own generation to approximately 50% of electricity purchase requirements

082-34934

These expansion opportunities would require investment of approximately $3 billion in Australia and $2 billion in New Zealand

Australia

Plants	Fuel	Scale	Indicative gross cost (and Origin equity%)	Status
Quarantine Power Station expans'n	Gas	120 MW	$0.08 billion (100%)	Under Construction
Darling Downs Power Station	Gas	~500 MW	$0.6 billion (100%)	Permitted - tenders received
Mortlake Power Station	Gas	Up to 1000 MW	$1.2 billion (100%)	Permitted
Spring Gully Power Station	Gas	Up to 1000 MW	$1.2 billion (100%)	Permitted - tenders received

New Zealand (51.4%)

Plants	Fuel	Scale	Indicative gross cost (and Origin equity%)	Status
Otahuhu C Power Station Project	Gas	400 MW	NZ$ 0.4 billion	Permitted
Geothermal projects (2)	Geo	Up to 260 MW	NZ$ 1.0 billion	Planning and Permitting
Wind farm projects	Wind	UP to 700 MW	NZ$ 1.0 billion	Planning

These opportunities are fuelled by natural gas and renewables (geothermal and wind), thereby reducing Origin's exposure to a future carbon cost. The development of these projects will contribute to Origin's growth in the medium to long term

Origin's gas retail business together with planned growth in generation provides a major opportunity to increase gas production...



ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
Power generation - potential for Origin to develop and service gas fired power projects by contracts with third parties or develop equity gas reserves
Gas markets - Potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves

... and accelerate monetisation of Origin's substantial reserves

Origin energy

Origin is currently investing in a major expansion in CSG production...

- Since 2002 major CSG based contracts have been signed with:
  - AGL (340 PJ over 15 years commenced June 2005 - Origin net share approx 52%)
  - QAL (180 PJ over 15 years commenced Sept 2006)
  - Incitec Pivot (70 PJ over 10 years commencing late 2007)
  - Origin also purchased a 41% interest in a further 70 PJ over 10 years to Incitec Pivot with its interest in the Argyle field in 2006
- Over $160m is being spent on the Phase 3, 4 and 5 expansion of the Spring Gully project. This will increase plant capacity to over 85 TJ/d, add additional well capacity and includes construction of a reverse osmosis plant for water treatment


Queensland
Bowen Basin
Denison Trough
Coral
Sea
LEGEND
Surat
Basin
Brisbane
NSW

... and has been able to add CSG reserves at around $0.10 per GJ

Origin energy

Capex on major offshore projects is now largely complete with BassGas commencing production...


S.A.
SEA Gas Pipeline
Victoria
Katnook
SESA Gas Pipeline
Mt. Gambier
Sth West Pipeline
Melbourne
Portland
Port Campbell
Lang Lang
Otway
Basin
Thylacine
Southern
Ocean
BassGas Pipeline
Yolla
Bass
Basin
Bass
Strait
Tasmania
LEGEND
0
100

BassGas Project (42.5%)

- Commenced production in June and completed commissioning in September
- A 19 day shutdown of the BassGas Plant in late February / early March lifted sales gas production to 60-65 TJ/d and LPG production has achieved design rates
- Current production rates are around 55-60 TJ/d with full liquids recovery
- Technical assessment of the Trefoil and White Ibis discoveries and the Aroo prospect continued and new exploration acreage has been secured

Otway Gas Project (30.75%)

- Plan to introduce commissioning gas in early June 2007
- Origin net annual production is initially expected to be around 18 PJ of sales gas, 240,000 barrels of condensate and 29 kilotonnes of LPG

... and the Otway Project expected to commence in the June quarter

Origin energy

082-34934

The Kupe project is progressing with production expected in mid 2009



LEGEND
Origin permit
Gas pipeline
Potential gas pipeline
Gas field
Oil field
Auckland
PEP 38618
PEP 38619
Northland Basin
PEP 38485
Tasman Sea
PEP 38729
Taranaki Basin
New Plymouth
New Zealand
0
40
Km
KUPE
PML 38146

Kupe Gas Project (50%)

- Fabrication of the platform jacket in Thailand is near completion. Jacket will be shipped mid year to coincide with arrival of the jack-up drilling rig which will be used to install the jacket
- Fabrication of the topsides is scheduled to be completed in March quarter 2007
- Construction work for the subsea pipeline and directional drilling for the coastal crossing are progressing well
- Gas pipeline spool base located at Port Marlborough
- Initial annual production from this project will be 10 PJ of natural gas, 850 kbbls of condensate and 45 ktonnes of LPG (net to Origin)

The BassGas, Otway and Kupe projects all include significant production of liquids and will replace declining production of liquids from the Perth and Cooper basins

Origin's upstream projects comprise a capex spend of approximately $1.3 billion and have only just begun to contribute to earnings in the current financial year

Origin Energy Projects	Scale	Indicative gross cost (and Origin equity%)	Status
BassGas Project	20 PJ/a plus liquids	$0.75 billion (42.5%)	In production
Otway Gas Project	18 PJ/a plus liquids	$1.1 billion (30.75%)	Nearing completion
Spring Gully CSG stages 3, 4 & 5	Expand to 85 TJ/d	$0.16 billion (97%)	Under construction
Walloons CSG (Argyle field)	2.8 PJ/a	$0.1 billion (40%)	Under construction
Kupe Gas Project	10 PJ/a plus liquids	NZ$ 1.0 billion (50%)	Under construction

The completion of these projects will drive Origin's growth in the short to medium term

Origin energy

As production increases Origin will drive continued growth in reserves through exploration in the Otway and Bass basins, CSG development in Queensland, the Taranaki and Canterbury basins in New Zealand and prospective acreage in east Africa



Bonaparte Basin
Darwin
Northern Territory
Queensland
Galilee Basin
Western Australia
Cooper & Eromanga Basins
Surat & Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Sydney
Adelaide
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart
Auckland
Taranaki & Northland Basins
New Zealand
Wellington
Canterbury Basin

It is expected that these areas will provide major opportunities for growth in the long term

Origin energy

Over many years Origin has taken an advocacy role in the debate surrounding climate change and a carbon regime...


Providing transparency
for our stakeholders
Origin

CO2CRC Researching CO2 sequestration technologies

SolarCity Adelaide



AFL *Carbon Neutral by 2009*

LANDCARE AUSTRALIA

We're planting 100,000 trees to say thank you

Carbon Reduction Scheme


The Business Case
for Early Action
Australian Business Roundtable on Climate Change
Origin

...as we believe carbon emissions are an unrecognised cost in energy production

"Climate change is a major business risk and we need to act now"

Origin energy

Origin is investing in low carbon emission technologies to meet future energy needs



Solar

- $30m investment in a solar photovoltaic SLIVER project
- Produced 75 and 150 watt SLIVER modules
- Seeking partnership to accelerate the large-scale production of SLIVER technology

Geothermal

- 14.3% investment in Geodynamics
- Developing a geothermal resource in South Australia's Cooper Basin

Geothermal and Wind in New Zealand

- Planning two new geothermal stations of up to 260 MW capacity
- MOU with Investec for wind developments. Four sites identified for up to 700 MW

Geodynamics Limited


Schematic cutaway of HDR Geothermal Power Station
1 POWER PLANT
2 HEAT EXCHANGER
3 INJECTOR
4 PRODUCTION WELL
5 INJECTION WELL
6 PRODUCTION WELL
7 GRANITE BODY
8 ARTIFICIAL RESERVOIR





These projects potentially represent up to $5 billion of investment for Origin and $2 billion for Contact

Origin Energy potential capital expenditure profile on growth projects



Capital expenditure (A$,million)
800
700
600
500
400
300
200
100
0
FY 05 free cash flow A$448 million
FY 06 free cash flow A$583 million
2005 (A)
2006 (A)
2007 (E)
2008 (E)
2009 (E)
Darling Downs PS (1)
Quarantine PS
Kupe Gas Project
Perth Basin
Otway Gas Project
BassGas Project
CSG
E&P General
Generation
Contact (2)
Retail

... and will be funded from cash flow and balance sheet

(1) Indicative cost: Tenders have been sought for construction of the Darling Downs power project. A final investment decision has not yet been made.

(2) Only historical growth expenditure shown for Contact Energy

Origin has secured the leading position as a fuel integrated generator retailer across Australian and New Zealand markets



Generator
Retailer
2P Reserves (PJe)
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Generation Capacity (MW)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Customers (millions)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Contact
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Feb 07

Origin energy

The continuing integration of Origin's business is increasingly evident...


Generator
Retailer


Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales


Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Generation
Permitted Sites

... and will drive Origin's growth in the years ahead

082-34934

origin energy

For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

Origin energy



Sustainability
Performance Summary 2006

Origin energy

Contents

082-34934

Performance Summary 2005-2006

As a leading Australasian energy company we impact on, and interact with, many stakeholders across Australia, New Zealand and the Pacific.

In each decision we make we balance the needs of our stakeholders ensuring we continue to be a well-managed company that creates value for shareholders. Our aim is to be a preferred company for customers, employees, communities and investors. Only then, can we provide employment, and deliver returns to our shareholders and the communities in which we operate.

This summary report updates our progress against the sustainability objectives we set in 2001, which we have been reporting on annually.

During 2006, a team drawn from across Origin Energy, reviewed our sustainability objectives, to ensure we balanced the interests of all our stakeholders. We will communicate an updated sustainability strategy along with our targets later in the year. In the meantime we have provided a summary of our performance, with further detail available in the sustainability section of the Origin Energy web site.

In the reporting period we made progress on many sustainability related initiatives.

Environment

Greenhouse gas emissions

For Origin Energy, greenhouse-gas-related issues continue to be the most significant environmental challenge. During 2005/06, we developed numerous, proactive, initiatives to address this challenge.

For the third consecutive year we have obtained third party assurance in relation to our greenhouse gas inventory. This year our assurance activities focused on our Exploration and Production and Generation businesses. Our external assurance statement and our greenhouse gas inventory are available on our website.

Operationally, during 2005/06, the intensity level of our greenhouse emissions at 12.9 kilotonnes per petajoule equivalent, was 15 percent lower than for the previous reporting period, mainly due to our Spring Gully gas plant moving from start-up to full operation during the reporting period. On an equity basis, our greenhouse gas intensity level increased by five percent to 21.5 kilotonnes per petajoule equivalent, due to the inclusion of a full 12 months of Contact Energy emissions.



Performance Summary 2005-2006

We also measure total emissions across our supply chain and during 2005/06, emission intensity decreased two percent to 120 kilotonnes of carbon dioxide per petajoule equivalent. Total emissions, across our supply chain, decreased two percent to 32.1 million kilotonnes of carbon dioxide equivalent.

Most emissions in our supply chain come from the energy we sell to our customers. During 2006, we developed several initiatives to assist customers to reduce their emissions.

Our customers continue to increase their take-up of renewable energy. In October 2006, we celebrated the achievement of 100,000 green customers by planting 100,000 trees with Landcare Australia, and reached 120,000 green customers in our billing system by 30 December 2006.

In November 2006, we launched a carbon calculator product that consumers can use to calculate the greenhouse gas emissions generated by their energy use, and car and air travel. They can then choose to offset these emissions by purchasing carbon offsets through the Origin Energy website. By December 2006, carbon offsets for 1,700 tonnes of greenhouse gas emissions had been purchased.

Renewable technologies

Origin Energy continues to invest in and support the development of renewable technologies and our pilot solar plant, in Adelaide, develops and demonstrates our patented SLIVER solar cell technology. This year, we undertook extensive reliability testing of our 75-watt module and built a series of 150-watt modules.

We will also lead a consortium to deliver the Adelaide Solar City Project. Part of the Australian Government's Solar Cities initiative, the project is designed to demonstrate how a combination of solar power, smart meters, energy efficiency and new approaches to electricity pricing can provide a sustainable energy future for urban Australia. The five-year program is expected to start in 2007.

Origin Energy has an investment in Geoydynamics Limited, a company testing hot rocks energy generation technology. We are part of The Cooperative Research Centre for Greenhouse Gas Technologies, a collaborative research organisation exploring carbon dioxide capture and geological storage (Geosequestration).

Environmental policy

As reported previously, Origin Energy is one of six companies that formed the Business Roundtable on Climate Change, commissioning research highlighting that early action to introduce a carbon signal could done at an affordable cost. We support introducing a national emissions trading scheme as the appropriate policy response, and are working with other companies to progress the development of the debate on measures to reduce Australia's greenhouse gas emissions.

Environmental management

Alongside our carbon reduction strategies, we are also improving our environmental management practices and performance. During 2005/06, we did not have any level three – or significant – environmental incidents. However, our Asset Management group was fined $210 for a minor environmental breach – discharging a slurry of concrete and water into a stormwater system.

Performance Summary 2005-2006

Social

Our people

We continue to concentrate on attracting and retaining the best people in a highly competitive employment market. Origin Energy employs more than 3,400 people across Australia, New Zealand and the Pacific, an eight percent increase on 2004/05.

We are accredited as an Employer of Choice for Women by the Australian Government's Equal Opportunity for Women in the Workplace Agency. During 2005/06, our female participation grew to 38 percent of our workforce, up from 36 percent for 2004/05.

We have a suite of policies and guidelines to assist our employees in balancing their work and life responsibilities. Policies include Carer's Leave, Parental/Adoption Leave, Purchased Leave, Defence Services Leave, Volunteers Leave, Flexible Return after Parental/Adoption Leave, Education Assistance, Employee Assistance Program and Home Based Work.

Disappointingly, for the first time since listing, our combined lost time injury/moderate medical injury frequency rate for employees and contractors increased from 5.0 at 30 June 2005, to 5.5 at June 2006. Safety is our first priority and we continue to develop initiatives to gain improvements, including basing the employee share plan on our safety target.



Community involvement and engagement

We encourage our employees to engage with the community and under our Matched Giving Program, our employees donated $30,454 – through payroll deductions – to our charity partners, including the Salvation Army, The Big Issue, the Australian Conservation Foundation, Clean Up Australia, the Royal Flying Doctor Service, the Inspire Foundation and Oxfam Australia. We also matched employee donations to the Cyclone Larry Relief Appeal. With our matched contribution, this program provided more than $60,000 to Australian charities.

During the two years in which our volunteering programs have been running, we have provided almost 500 hours in volunteer leave to our employees for them to assist our charity partners.

It is very important to us that we are welcome in the communities in which we operate. We are involved in several major projects. A highlight of 2006 was opening of our BassGas Project, at Lang Lang in Victoria. We were delighted to share this occasion with the local community.

Community consultation and engagement activities also continued around our Spring Gully and Mortlake power station projects. At our Kupe Gas Project, in New Zealand, we provided just over $30,000 in grants to support community groups and projects that provide benefits to people in South Taranaki.

Performance Summary 2005-2006

In September 2006, we formed a two-year partnership with the Queensland Fire and Rescue Service – to promote bushfire preparedness across Queensland, supporting this initiative with $120,000.

Origin Energy's Home Energy Project is a classroom energy efficiency program for Years 7 to 9, that can help families save around 15 percent on their energy bills and reduce their greenhouse gas emissions. More than 2,000 teachers in Victoria and South Australia have ordered this comprehensive resource, which is growing in popularity.

Origin Energy also runs several programs to assist customers who are having difficulty paying their energy bills. During 2005/06, we assisted 15,691 people through our Power On hardship assistance program.



Economic

As part of maintaining our sustainable economic performance, our objective is to provide growing returns to our stakeholders. During 2005/06, we created more than $1.1 billion for our stakeholders – a 24 percent increase on 2004/05.

We contributed almost $4 million of this amount to the community through programs related to sponsorship, community consultation, employee volunteering and customer hardship.

Your feedback

We would like to thank our stakeholders for their interest in our sustainability programs and we look forward to extending – and reporting against – our refreshed sustainability objectives, strategies and targets in future stakeholder communications.

To assist us in providing further information on our sustainability performance, we welcome feedback though the Sustainability section of our website <www.originenergy.com.au/osj>.

082-34934

Performance Summary – Actions

● Achieved ● In progress ● Not achieved


Hot Water

Objective: To measure and accurately report the company's greenhouse gas emissions

Strategies	2005/06 actions	Status
Improve the company's greenhouse gas measurement methodology, audit and report regularly.	Work with our joint-venture partners to agree on consistent greenhouse gas inventory methodology for all facilities, and improve the accuracy and completeness of shared data.	● We are working through the Australian Industry Greenhouse Network, to streamline all Australian greenhouse gas and energy reporting into a purpose-built system based on the Australian Greenhouse Office's OSCAR reporting tool. A common framework would help improve the accuracy and completeness of shared data.
Seek economic alternatives for reducing greenhouse gas emissions.	Advance proposed gas-fired generation projects.	● The Environmental Effects Statement for Mortlake Power Station Project was approved by the Victorian minister in July 2006, while the Environmental Impact statement for the Spring Gully Power Station Project was approved by the Queensland Co-ordinator General in September 2006. Another permitted open cycle gas turbine (OCGT) site in the Darling Downs in Queensland was acquired with the Sun Retail acquisition in February 2006. In South Australia, a Development Application was lodged in December 2006 for the expansion of the existing 95 megawatts Quarantine Power Station in South Australia by up to 120 megawatts.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To measure and accurately report the company's greenhouse gas emissions (continued)

Strategies	2005/06 actions		Status
Seek economic alternatives for reducing greenhouse gas emissions.	Finalise conversion of the Ladbroke Grove Power Station to operate on gas supplied from the SEA Gas Pipeline.	●	In November 2005, one of Ladbroke Grove's units was converted to receive gas from the SEA Gas Pipeline. This conversion, which uses gas with a lower CO_2 content received abatement accreditation in May 2006. The second unit was converted to receive gas from SEA Gas during December 2006.
Identify and invest in renewable energy technologies that are economically viable.	Secure an international development and marketing partner for SLIVER solar cell technology.	●	We are continuing discussions with potential development partners for SLIVER modules.
Seek economic avenues to reduce fugitive emissions.	Replace 151 kilometres of mains across the gas networks under management.	●	We replaced 165 kilometres of existing gas mains.

082-34934

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To reduce the greenhouse gas intensity of our customers' energy consumption

Strategies	2005/06 actions	Status
Provide a range of competitively priced, clean-energy products and services that allows customers to choose their level of greenhouse gas intensity.	Develop a carbon dioxide offset LPG product to allow customers the choice of carbon dioxide neutral LPG by December 2006.	● We launched a new LPG offset product in November 2006.
	Increase green electricity customer base to 80,000 billed customers, saving 320,000 tonnes of carbon dioxide equivalent by June 2006 – including 130,000 tonnes from Green Power approved electricity.	● Origin Energy remains the market leader in customers using green electricity. At June 2006, Origin Energy had 83,500 accredited green electricity accounts. In November 2006, a coalition of three leading environmental groups announced that Origin Energy's GreenEarth Solar and GreenEarth Wind products were the two leading, fully-accredited green electricity products on the market. This is the third consecutive year that Origin Energy's green electricity products were rated as the leading products from the 14 electricity retailers assessed.
	Increase GreenEarth Gas customer base to 6,000 customers billed – with annual greenhouse gas savings of over 10,000 tonnes of carbon dioxide equivalent – by June 2006.	● As at June 2006, Origin Energy had 10,000 GreenEarth gas accounts in its billing systems.
	Achieve greenhouse gas savings of 39,000 tonnes of carbon dioxide equivalent from the environmental refrigerants portfolio.	● The refrigerants product, 22 LT is nearing the end of its lifecycle, and is being replaced by non-hydrocarbon-based alternatives. We achieved savings of 21,000 tonnes of carbon dioxide equivalent from this product.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To reduce the greenhouse gas intensity of our customers' energy consumption (continued)

Strategies	2005/06 actions	Status
Provide a range of competitively priced, clean-energy products and services that allows customers to choose their level of greenhouse gas intensity.	Identify further greenhouse gas abatement opportunities.	● In November 2006, Origin Energy launched a web-based carbon calculator and abatement program, giving website visitors the opportunity to assess their carbon footprint and purchase abatement certificates. This program will also allow Origin Energy customers to sell certified abatement into the scheme. Origin Energy abatement opportunities are being pursued, in 2006 11,00 $KtCO_2e$ per annum was reduced when gas to power instrumentation was replaced by air at our Beharra Springs facility in Queensland.
	Finalise power purchase agreement for the Boral landfill site at Deer Park.	● We completed a power purchase agreement, allowing Origin Energy to purchase Renewable Energy Certificates and New South Wales greenhouse gas abatement certificates generated from this site.
	Reduce a further 300,000 tonnes of greenhouse gas emissions in New South Wales by giving away 60,000 energy efficiency packs (showerheads and light globes).	● We gave away over 1.5 million energy efficient light bulbs and over 60,000 showerheads, under the New South Wales Residential Energy Efficiency Program, resulting in savings of 750,000 tonnes of carbon dioxide equivalent. The program ceased in September 2006.
	Construct compressed natural gas facilities at Fremantle and Southern River bus depots in Perth.	● We completed the Southern River bus depot compressed natural gas facilities, during 2005/06. The Fremantle facilities were completed in December 2006. Both depots are fully operational.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To reduce the greenhouse gas intensity of our customers' energy consumption (continued)

Strategies	2005/06 actions	Status
Provide information for our customers so they can measure and reduce the carbon intensity associated with their energy use.	Reduce customer greenhouse gas emissions, by an additional 20,000 tonnes of carbon dioxide equivalent, through energy efficiency consulting services.	● We assisted Amcor with energy saving projects that have reduced carbon dioxide equivalent emissions by 24,264 tonnes.
	Include greenhouse gas emissions on LPG bills by June 2006.	● Greenhouse gas emissions data is available on bills for residential LPG customers who are not invoiced at the point of sale. We are developing a solution for point-of-sale customers, which is due for release in the first quarter of 2007.

082-34934

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To take all reasonable steps to eliminate or minimise any adverse impact that our activities have on the environment

Strategies	2005/06 actions	Status
Ensure all environmental impacts are appropriately assessed, and all environmental approvals are obtained.	Obtain all approvals for the Kupe Gas Project during the March quarter of 2006.	● We obtained environmental approvals to proceed to a financial investment decision by 30 June 2006. Further approvals will be required during construction and operation.
	Complete development approvals for merchant power projects at Mortlake (Victoria) and Spring Gully (Queensland) by mid-2006.	● The Environmental Effects Statement for Mortlake was approved by the Victorian minister in July 2006, while the Environmental Impact Statement for Spring Gully was approved by the Queensland Co-ordinator General in September 2006.
Comply with all environmental conditions of approval, and promptly report any non-compliance to relevant authorities.	No fines or prosecution under environmental laws, regulations or licences.	● In New South Wales, during concrete cutting, a concrete slurry was discharged into a storm water system. The EPA fined our Asset Management business $210.
	No (level 3) spills of hydrocarbon and produced water.	● There were no level three spills during 2005/06.
	Commence reverse osmosis water trials at the Talinga Gas Plant in central Queensland.	● We completed reverse osmosis trials at Talinga successfully. Will incorporate data gained from this process into planning options for Talinga.
	No noise complaints.	● No noise complaints were received during 2005/06.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To take all reasonable steps to eliminate or minimise any adverse impact that our activities have on the environment (continued)

Strategies	2005/06 actions	Status
After use, ensure land is managed and/or rehabilitated to appropriate environmental standards.	Monitor all contaminated sites to ensure appropriate remediation plans are in place, and obtain acceptance from relevant state regulatory authorities for those plans.	● We are investigating the need for rehabilitation at Port Pirie, Sale and Broken Hill sites. Regular monitoring is conducted to assess the success of remediation work at the Launceston and Osborne sites. Remediation is continuing at the Newstead site. All current plans have regulator acceptance.
	Monitor the groundwater at the former gas manufacturing site at Osborne, South Australia, to assess the impact of metal stabilisation works.	● Since works to stabilise movement of metals in the soil, monitoring has continued with results confirming improvements.
	Complete Newstead remediation works by December 2006.	● The Newstead remediation works are taking longer than expected. The project is now estimated to be completed by mid-2007.
	Develop management plans for Port Pirie by September 2006, and Broken Hill by June 2006. Submit plans to regulatory bodies.	● The management plans are expected to be completed and submitted to regulatory bodies in first quarter 2007. Making good progress on field works required to complete the necessary management plans for both sites.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved



Objective: To provide and maintain a satisfying and rewarding working environment for all employees

Strategies	2005/06 actions	Status
Retain and develop key talent.	Identify a framework for retaining and developing key talent.	● During June 2006, we developed processes, templates and guidelines for conducting people reviews to provide a framework for identifying, developing and retaining key talent. Reviews will be conducted annually.
	Define further talent and resource requirements.	● A resource-forecasting plan was developed. Initiatives tailored to specific business units are underway.
	Assess opportunities for graduate program and phased retirement options.	● We assessed graduate opportunities, and will run a graduate program for engineering and finance graduates during 2007. Phased-retirement options are being assessed as a component of flexible work practices, to encourage diversity.
	Improve the completion, appropriateness and effectiveness of career development plans.	● We made improvements to the Origin Energy Performance Management System to allow better evaluation of career development planning and centralised tracking and measurement of this information. Measures for the effectiveness of career development plans will be available following the 2006/07 performance management cycle.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To provide and maintain a satisfying and rewarding working environment for all employees (continued)

Strategies	2005/06 actions	Status
Develop an organisational culture to assist organisational growth.	Conduct a culture survey to assist in understanding the existing culture.	● We conducted an employee survey in January 2006, to assess the Origin Energy culture. The results were shared across the business with activities to address findings conducted at a corporate and business unit level.
	Identify programs to increase the number of women in management and non-traditional roles.	● Six participants – from Origin Energy's Sydney and Melbourne offices – took part in a pilot, external career-development program. The pilot program was completed in December 2006. We introduced a strategic resourcing role with a mandate to increase female participation into non-traditional roles. We developed workplace facilities for nursing mothers in most of our major centres, with plans drafted for the last two offices.
	Identify opportunities to improve employee communication.	● We conducted a company-wide communications survey and formulated initial recommendations. The employee magazine is being refreshed as a component of these recommendations.
Continue to improve efficiency and minimise disruption to the delivery of products and services due to industrial disputes.	No time lost due to industrial action.	● No time was lost due to industrial disputes.

082-34934

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To provide and maintain a satisfying and rewarding working environment for all employees (continued)

Strategies	2005/06 actions	Status
Encourage and support employee participation in community-based activities that form part of the company's corporate community investment.	Review employee-participation activities to ensure they are in line with the company's community investment program and employee expectations.	● During 2005/06, we provided 500 hours in volunteer leave to our employees for them to engage with our charity partners. Our ongoing review of the activities offered involves consultation with employees and charities.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To eliminate or manage hazards and practices in our business that could cause accident, injury or illness to people, damage to property, or unacceptable impacts on the environment

Strategies	2005/06 actions	Status
Continuously improve our Health, Safety and Environment Management System.	Complete an external audit of Health, Safety and Environment Management System implementation across the business by June 2007.	● The Health, Safety and Environment Management System is being reviewed and changes implemented. The revised system will be audited during 2007.
	Review highest operational risks against the strategic risk plan.	● Origin Energy's Risk Register and top risks, were consolidated and reviewed by the Origin Energy Risk Committee in December 2005.
	Reduce employee lost-time and moderate medical-treatment injuries, and contractor lost-time injuries per million hours worked by 10 percent from 4.9 to 4.4.	● Employee lost-time and moderate medical-treatment plus contractor lost-time injuries per million hours worked was 5.5.
	Review major hazard facilities, isolation and lockout, and confined space entry processes across the organisation by December 2006.	● Processes were reviewed and we released revised procedures in June 2006.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To maintain community support and goodwill for company's activities

Strategies	2005/06 actions	Status
Maintain an open and constructive approach to gaining access to land and resources.	Partner with organisations demonstrating a like-minded approach to strengthening Indigenous communities.	● We partnered with The First Australians Business, to assist indigenous communities with business skills. In May 2006, Origin Energy and First Australians Business ran a program for the Kirrae Whurrong People with whom Origin Energy negotiated an Indigenous Land Use Agreement, covering the Mortlake Power Station gas pipeline.
	Achieve general community support for the Kupe Gas project.	● A public perception survey, conducted by an external consultancy, indicated positive community support for the Kupe Gas Project. The survey identified low awareness of the project in the national media. Efforts are being made to improve this.
	Complete environmental approvals for the proposed Mortlake and Spring Gully power station projects and minimise submissions through extensive consultation.	● We obtained environmental approvals for both projects. Minimal submissions (12 at Mortlake and 10 at Spring Gully) were received. We continue to consult widely with stakeholders.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To maintain community support and goodwill for company's activities (continued)

Strategies	2005/06 actions	Status
Maximise the value of company sponsorship to recipients by focusing on activities that most leverage Origin Energy's skills and resources.	Support community education initiatives by: • Growing participation in the Home Energy Project by 20 percent. • Supporting a climate change partnership. • Launching a schools energy safety program. • Establishing a bushfire preparedness campaign.	● We participated in the Home Energy Project has grown by 26 percent. More then 2,000 teachers in Victoria and South Australia have ordered the program. Origin Energy's Home Energy Project is a classroom energy efficiency program, which helps save families around 15 percent on their energy bills and reduces greenhouse gas emissions. Delivered as a pilot program in Victoria, New South Wales and Queensland, Energy Safety Week was taken up by more than 1,650 teachers, representing more than 32 percent of primary schools in those states. We formed a two-year partnership with the Queensland Fire and Rescue Service to promote bushfire preparedness across Queensland, supporting this initiative with $120,000.
Identify and participate in public debates where we make a relevant and meaningful contribution.	Continue to participate in the development of government policy and regulations that encourage a competitive and sustainable energy industry in Australia.	● We continued to be active in the national energy reform process, including providing submissions to the Ministerial Council on Energy regarding a proposed national distribution and retail regulatory framework.

082-34934

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To maintain community support and goodwill for company's activities (continued)

Strategies	2005/06 actions	Status
Identify and participate in public debates where we make a relevant and meaningful contribution.	Continue to pursue climate change programs that remove uncertainty for the development of renewable and low-emission energy generation.	● We participated in the Australian Business Roundtable on Climate Change. In April 2006, the Roundtable launched a report that argues that it is possible for Australia to deliver significant reductions in greenhouse gas emissions at an affordable cost. The report is aligned with our commitment to highlight the need for a clear national policy on carbon pricing. Origin also participated in the Energy Efficiency Futures Forum which brought together Australia's energy and transport stakeholders to identify plausible scenarios and their implications for the Nation's energy future.
Facilitate improved access to services and support the disadvantaged in our community so they can also enjoy the comforts from energy use.	Improve educational tools around bill management, and energy efficiency targeting low-income households.	● We continued partnerships with Kildonan Child and Family Services, and Sustainability Victoria to provide home energy audits and financial counselling. Through Sustainability Victoria's Energy Task Force initiative, people with low incomes have the opportunity to enjoy a free energy efficiency audit, as well as a range of retrofit solutions which can have a big impact on bills.
	Support organisations providing hardship relief to people experiencing financial crisis.	● We continued support for The Big Issue magazine vendors across Australia, and the Malcolm Sergeant Cancer Fund (Royal Children's Hospital Victoria) through our 'Power on' program.
	Roll out customer hardship training to Customer Contact Centre.	● Facilitated by Kildonan Child and Family Services, customer hardship training was rolled out to Customer Contact Centre and credit teams.

Performance Summary – Actions

● Achieved ● In progress ● Not achieved

Objective: To provide sustainable returns to Origin Energy's key economic stakeholders

Strategies	2005/06 actions	Status
Provide shareholder returns in the top third of comparable companies.	Achieve an operating cash flow after tax ratio of greater than 9.4 percent.	● Operating cash flow after tax ratio, excluding Contact Energy, for the year to 30 June 2006 was 14 percent.
Ensure the reward and remuneration levels for employees are consistent with the market, and will attract the quality of employees required for the business to meet its objectives.	Continue to benchmark remuneration levels.	● We continued to benchmark remuneration packages against the market. Our focus this year was on senior and executive remuneration and addressing the skills shortage in the oil and gas exploration and production business.
Ensure that the contribution the company makes to the community through payment obligations to government is identified and reported.	Establish processes to improve the reporting of actual tax payments to government by June 2006.	● We established systems to recall data on all payments to Australian government authorities.
Identify appropriate levels of investment in community activities.	Continue to identify community payments in line with the company's community investment guidelines.	● Community investment including community payments, government liaison and employee volunteering totalled $4.2 million.

Key Performance data – Environment

Greenhouse gas emissions – Origin Energy supply chain ($MtCO_2e$)*



1. Production and purchase
2. Transmission and distribution
3. Consumption
Natural gas, LPG and other products produced 1.3 Mt
Gas purchased 1.5 Mt
Gas transported and distributed 2.1 Mt
Natural gas and LPG 10 Mt
Electricity and steam generated 1 Mt
Electricity purchased 16.4 Mt
Electricity and steam 0 Mt
Emissions arise during generation and transmission



Supply chain emissions intensity
KtCO2e/PJe
150
120
90
60
30
'02
'03
'04
'05
'06



Total supply chain emissions
MtCO2e
35
30
25
20
15
10
5
'02
'03
'04
'05
'06
Origin-owned emissions
Other emissions across the supply chain

* *Excludes Contact Energy.*

Key Performance data – Environment

Operated generation plants – NO_x emissions
Kilograms/year


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
Ladbroke Grove
Roma
Quarantine
Mt Stuart

Operated generation plants – SO_x emissions
Kilograms/year


6,000
5,000
4,000
3,000
2,000
1,000
Ladbroke Grove
Roma
Quarantine
Mt Stuart

Operated generation plants – Consumed water
Megalitres/year


25
20
15
10
5
Ladbroke Grove
Quarantine
Mt Stuart
Roma

Operated exploration and production – Consumed water
Megalitres/year


400
350
300
250
200
150
100
50
Spring Gully
Jingemia
Surat
2002
2003
2004
2005
2006

Total Greenhouse Gas Emissions – Equity-accounted basis*
$KtCO_2e$


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
'02 '03 '04 '05 '06

Total Greenhouse Gas Emissions – Operated basis
$KtCO_2e$


2,500
2,000
1,500
1,000
500
'02 '03 '04 '05 '06

Greenhouse Gas Intensity – Equity basis*
Kt/PJe


25
20
15
10
5
'04 '05 '06

Greenhouse Gas Intensity – Operated basis
Kt/PJe


20
15
10
5
'04 '05 '06

Operated exploration and production facilities – Produced water
Megalitres/year


1,200
1,000
800
600
400
200
Denison Trough
Spring Gully
Moura
Peat
Surat
Talinga
Katnook
Beharra Springs
Jingemia
Tubridgi
2003
2004
2005
2006

* Includes Contact Energy and steam.

Key Performance data – Environment

Operated exploration and production facilities – SO_x emissions
Kilograms/year



2,500
2,000
1,500
1,000
500
Denison Trough
Spring Gully
Moura
Peat
Surat
Talinga
Katnook
Beharra Springs
Jingemia
Tubridgi
Heytesbury
BassGas Plant
Yolla A Platform
2002
2003
2004
2005
2006

Operated exploration and production facilities – NO_x emissions
Kilograms/year



1,500,000
1,200,000
900,000
600,000
300,000
Denison Trough
Spring Gully
Moura
Peat
Surat
Talinga
Katnook
Beharra Springs
Jingemia
Tubridgi
Heytesbury
BassGas Plant
Yolla A Platform
2002
2003
2004
2005
2006

Key Performance data – Social

Community investment
Millions of dollars


2,000
1,500
1,000
500
Sponsorship
Government Affairs
Employee Volunteer
Consultation
Hardship Programs

Employees by region
Numbers of


1,200
1,000
800
600
400
200
ACT
NSW
NT
QLD
SA
TAS
VIC
WA
NZ
Pacific
2002
2003
2004
2005
2006

Disconnections
Numbers of


20,000
15,000
10,000
5,000
'03
'04
'05
'06
Electricity
Natural Gas

Workforce by employment
Numbers of*


3,500
3,000
2,500
2,000
1,500
1,000
500
'02
'03
'04
'05
'06
Casual
Part-time
Full-time

Employee recruitment
Percent*


100
80
60
40
20
'02
'03
'04
'05
'06
Internal transfers and promotions
External
Stayed in existing role

* Does not include employees in New Zealand and the Pacific.

Employees by gender and age
Percent*


35
30
25
20
15
10
5
<25
25-<35
35-<45
45-<55
55-<65
Female
Male

Employees and contractors
Per million hours worked


6
5
4
3
2
1
2003
2005
2006
Employees – Lost Time Injury Frequency Rate
Employees and contractors – Lost Time Injury Frequency Rate
Employees and contractors – Lost Time Injury & employee moderate medical treatment

Employees by gender
Percent*


100
80
60
40
20
Executive
Senior Manager
Manager
Supervisor
Professional
Clerical
Trades person
Female
Male

* Does not include employees in New Zealand and the Pacific.

Key Performance data – Economic

Distribution of gross value added
Millions of dollars*



1,000
800
600
400
200
'02 '03 '04 '05 '06
Capital providers
Employees
Government and community

* Excludes retained profit amount shown as per the gross value added table opposite.

Capital providers
Millions of dollars*



500
400
300
200
100
'02 '03 '04 '05 '06
Retained profit
Dividends

Employee wages and salaries
Millions of dollars*



350
300
250
200
150
100
50
'02 '03 '04 '05 '06

Government and community
Millions of dollars*



200
150
100
50
'02 '03 '04 '05 '06
Community
Other Government charges
Tax
Royalties

* As per amounts shown in the gross value added table opposite.

Gross value added*	2006 $'000
Exploration & Production	363,985
Retail	3,221,557
Generation	79,272
Networks	179,999
Contact Energy	2,105,608
Other	20,391
Total revenue (excluding interest)	**5,970,812**
Payment to suppliers	(4,543,497)
Depreciation and amortisation	(296,638)
Gross value added	**1,130,677**

* As reported for the year ended June 2006. Includes twelve months' contribution from Contact Energy.

Value distribution	2006 $'000	%
Wages and salaries*	**309,395**	**27**
Income tax expense	169,148	
Royalties to government	26,397	
Other government charges	-	
Taxes and other government charges	**195,545**	**17**
Net interest	167,391	
Dividends paid to shareholders	134,779	
Retained profit	319,301	
Capital providers	**621,471**	**55**
Community investment	**4,266**	**0**
Value distribution	**1,130,677**	**100**

Directory
Origin Energy Limited

Registered Office
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001
Telephone (02) 8345 5000

Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email sustainability@originenergy.com.au

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	14 May 2007
From	Bill Hundy	Pages	2
Subject	DRAKEA 1 EXPLORATION WELL COMMENCES, ONSHORE PERTH BASIN, WESTERN AUSTRALIA		

Please find attached, an announcement detailing the commencement of the Drakea 1 Exploration Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

14 May 2007

Drakea 1 Exploration Well Commences, Onshore Perth Basin, Western Australia

Origin Energy Limited advises that the exploration well Drakea 1, operated by ARC Energy and located in the onshore Perth Basin Production Licence L1, commenced drilling at 06:00 hours WST on 11 May 2007 using the Century 18 drilling rig.

Drakea 1 is located approximately 19 kilometres south-southeast of the township of Dongara. The primary target is the Early to Late Permian section.

Drakea 1 is designed to intersect the High Cliff Sandstone near the structural crest of the prospect. The well is being drilled directionally and is prognosed to intersect the top of the High Cliff Sandstone at 2,589 metres measured depth, approximately 495 metres north-northeast of the surface location.

Surface co-ordinates for the Drakea 1 drilling location are as follows:

Latitude:	29° 24' 17.79" S
Longitude:	115° 03' 40.47" E

The well has a planned total depth of approximately 2,839 metres measured depth and is expected to take 16 days to drill and complete.

Participants in L1 and Drakea 1 are:

Origin Energy Developments Pty Ltd*	50.0%
ARC Energy Ltd (Operator)	50.0%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 May 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

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4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**7,200 @ $4.146826** **20,000 @ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**9 May 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**872,001,256**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,695,400**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 11 May 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	10 May 2007
From	Bill Hundy	Pages	3
Subject	**ORIGIN ENERGY EXPANDS QUARANTINE POWER STATION**		

For your information please find attached an announcement regarding the expansion of the Quarantine Power Station in South Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX/Media Release

10 May 2007

Origin Energy Expands Quarantine Power Station

Origin Energy Limited ('Origin') announced today that it has committed to expand the capacity of its gas-fired Quarantine Power Station, located on Torrens Island, approximately 25 km north of Adelaide CDB.

The expansion involves the construction of a 120 MW (nominal) peaking power generator adjacent to the existing 95 MW installation. This $80 million power station expansion will be supplied with natural gas through the SEA Gas Pipeline that connects Adelaide with the southeast Australian gas network.

The development was approved by the Minister for Urban Development and Planning in March and today a contract will be signed with General Electric Company for the supply of a 120 MW Frame 9E gas turbine generator set. It is anticipated that the expansion will be completed in the December quarter of 2008, in time to provide additional peak electricity capacity for the summer of 2008/2009.

Origin's Managing Director Mr Grant King said "This investment demonstrates the private sector's commitment and ability to deliver new energy capacity to meet growing demand in South Australia and the eastern states.

"This extra peaking capacity will add to the security of electricity supplies in South Australia and will assist us in balancing our risk exposure in the South Australian market - one of the peakiest in the world.

"The power station will take advantage of open cycle gas turbine technology to provide clean burning peaking power and will help maintain the State's comparatively low greenhouse gas emissions intensity."

"The expansion also reflects the deepening integration of Origin's energy business across eastern Australia. Natural gas for this new power station will come from our extensive gas supply portfolio, while the electricity generated will support our growing retail business."

General Manager of the Heavy Duty and Combined-Cycle Product Line for GE Energy Mr John Reinker said "We're pleased that Origin has selected our well-proven Frame 9E gas turbine technology for this important project. Five hundred of these machines will have been shipped by the end of this year, and the installed 9E fleet worldwide has accumulated 18 million operating hours of utility and industrial service. With its high level of reliability, the Frame 9E is particularly well suited for peaking duty plants like Quarantine."

In addition to the supply and installation of the gas turbine-generator, GE Energy will provide technical advisory and training services and spare parts for the Quarantine project.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

For further information, please contact:

For Media - Origin Energy

Tony Wood
Executive General Manager, Corporate Communications
Ph: 03 9652 5506
Mobile: 0419 642 098

For Investors - Origin Energy

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people.

Origin in South Australia at a glance:

- *Since 2000, Origin has invested more than $670 million in energy infrastructure in South Australia.*
- *This includes an investment of over $30 million in the SLIVER solar technology and pilot plant, Regency Park*
- *National head office for Major Development Projects*
- *Owns and operates*
    - *Quarantine Power Station (95 MW) with expansion for a further 120 MW announced*
    - *Ladbroke Grove Power Station (80 MW)*
- *Partnership in Obsorne Cogeneration Plant (180 MW)*
- *Retails natural gas, electricity and LPG to 340,000 customers*
- *Employs 800 South Australians in its retail, solar, oil and gas, and LPG businesses*

END